$2,527,200

FUTURE NOW GROUP INC.

5,054,400
Shares of Common Stock

This prospectus relates to the sale of up to 5,054,400 shares of our common stock, par value $0.001, by our stockholders, who are the holders of (i) our outstanding convertible promissory notes and (ii) warrants to purchase shares of our common stock.

The selling stockholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

Our common stock currently trades on the OTC Bulletin Board under the symbol “FUTR.OB.” On April 18, 2008, the last reported sale price for our common stock on the OTC Bulletin Board was $0.30 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in these securities involves a high degree of risk. Please carefully review the section titled “Risk Factors” beginning at page 4.

The date of this prospectus is April 29, 2008.

i

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering. As used in this prospectus, the terms “the Company,” “us,” and “our” refer to Future Now Group Inc., a Nevada corporation, unless the context otherwise requires. Unless otherwise indicated, the term ‘‘fiscal year’’ refers to our fiscal year ending June 30. Unless otherwise indicated, the term ‘‘common stock’’ refers to shares of the Company’s common stock.

General

Through our wholly owned subsidiaries, Future Now, Inc. and Intellectual Property Licensing Group, Inc. we provide optimization services utilizing a proprietary methodology and supporting set of software tools that help businesses improve their online marketing to generate more sales, leads, and subscriptions. Our proprietary Persuasion Architecture™ framework delivers clients “blueprints” to plan, measure and improve their online sales and marketing initiatives. According to an advertising spending study for 2007, released by Outsell, Inc., online advertising spending is forecast to reach 20% of total US advertising spending. The survey found that companies plan to increase online spending by 18%, with online spending continuing to chip away at print, TV, radio and movie advertising spending. A January 2007 report, issued by a Susquehanna analyst, predicts that the online advertising market will more than quadruple over the next five years, to reach $82 billion. With such projected spending, improving online marketing efficiency will be a critical component of a marketing plan. We plan to further develop our services offerings to consist of: consulting, training, software as a service and licensing to meet the evolving market needs.

Recent Events

On October 30, 2007, we entered into a share exchange agreement with Future Now, Inc., a privately held Delaware corporation, and the stockholders of Future Now, Inc. The closing of the transactions contemplated in the share exchange agreement and the acquisition of all of the issued and outstanding stock of Future Now, Inc. occurred on October 30, 2007. In connection with the share exchange, we entered into two convertible note agreements, a securities purchase agreement, four warrant agreements and a pledge and security agreement (collectively, the “Financing Agreements”), by and between us and two purchasers named therein. The Financing Agreements provide for the offering by us to the purchasers of $2,000,000 in 11% Secured Convertible Notes having a maturity date which is on the second anniversary of the closing date of the share exchange. We prepaid interest on the convertible notes.

Management plans to use the net proceeds of the financing, approximately $1,450,000, for software development, marketing and promotion, general corporate purposes and general working capital. We also may use a portion of the net proceeds from the financing to pursue our strategy of growth through the acquisition of companies in complementary business lines. No such acquisition candidates have been identified at this time. The amounts that we actually expend for these specified purposes may vary significantly depending on a number of factors, including changes in our growth strategy, the amount of our future net service revenue and expenses, and our future cash flow. As a result, we will retain broad discretion in the allocation of the net proceeds of this financing and may spend such proceeds for any purpose, including purposes not presently contemplated.

Corporate Information

Our principal executive office is located at the Galleria Building, 61 Unquowa Road, Fairfield, Connecticut 06824. Our telephone number at that address is (877) 643-7244. Our websites are www.futurenowinc.com, www.grokdot.com, and www.persuasionarchitecture.com. The information contained on our websites does not form part of this registration statement on Form S-1. All historical share information, including conversion and exercise prices presented herein has been adjusted to reflect the 9.25 exchange ratio of the share exchange.

This Offering

Shares offered by Selling Stockholders	Up to 5,054,400 shares of common stock, consisting of shares issuable upon the conversion of secured convertible promissory notes and the exercise of warrants.

Common Stock to be outstanding after the offering	76,296,591*

Use of Proceeds	We will not receive any proceeds from the sale of the common stock hereunder. See “Use of Proceeds” for a complete description.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 4.

OTC Bulletin Board Trading Symbol	FUTR.OB

*	This is based on 71,242,191 shares that were issued and outstanding as of April 24, 2008 and assumes the issuance of all shares registered herewith.

Summary Consolidated Financial Information

The following table presents summary consolidated financial and other data and has been derived from our audited financial statements for the two-year period ended December 2005 and 2006 and six months ended June 30, 2007 and the unaudited six month periods ending December, 31 2007 and 2006. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, each of which is included in another section of this prospectus.

(in $’s except for Earnings per Share)	Six Months Ended December 31,		Six Months Ended June 30,		Twelve Months Ended December 31,
	2007	2006	2007	2006	2006	2005
	(Unaudited)		(Audited)	(Unaudited)	(Audited)
STATEMENT OF OPERATIONS DATA:
Total Revenues	971,151	798,865	1,231,346	731,233	1,527,639	1,207,559
Cost of Revenues	349,314	234,989	323,927	163,228	601,379	501,147
Gross Profit	621,837	563,876	907,419	568,005	926,260	706,412
Marketing and sales	99,619	16,949	40,987	1,035	6,421	0
Stock Based Compensation	324,127		0	0	0	0
General and administrative	1,149,723	440,715	976,764	542,520	760,728	580,733
Total operating expenses	1,573,469	457,664	1,017,751	543,555	767,149	580,733

(Loss) income from operations	(951,632)	106,212	(110,332)	24,450	159,111	125,679
Interest (income) expense	200,002	12	19,820	(2,521)	(4,241)	(3,365)
Depreciation and amortization	78,654	0	0	0	0	0
Publishing and book promotion (net of sales)	1,580	(160,054)	2,883	200,052
Other (income) expense	(35,142)	(1,621)	3,360	1,612	41,760	76,474
Total other (income) expenses	245,094	(161,663)	26,063	199,143	41,760	76,474

(Loss) income before income taxes	(1,196,726)	267,876	(136,395)	(174,693)	121,593	54,831
Income tax expense (benefit)	(135,019)	107,956	(56,246)	(35,500)	55,669	18,232
Net income (loss)	(1,061,707)	159,920	(80,149)	(139,193)	65,924	36,599

SELECTED OPERATING DATA:
Custom Consulting	505,636	236,851	510,411	408,472	716,747	888,193
Productized consulting	379,517	366,434	518,387	194,935	464,000	132,800
Licensing and training	65,708	115,194	187,210	127,826	238,242	143,569
Product and content sales	20,290	80,386	15,338	0	108,650	42,997

BALANCE SHEET DATA (AT END OF THE PERIOD):
Working capital	1,566,755	304,548	769,248	(25,294)	304,549	187,523
Total assets	3,092,851	415,596	1,261,688	105,154	415,595	542,945
Total debt (net of discount)	1,310,329	0	537,758	0	0	0
Stockholders’ equity	1,492,804	301,874	450,807	79,860	301,873	16,475

EARNINGS PER SHARE DATA:
Net (loss) income per share - basic and diluted	$(0.02)	$0.00	$(0.00)	$(0.00)	$0.00	$0.00
Weighted average shares outstanding	53,749,509	37,080,874	44,400,000	37,000,000	37,040,548	37,000,000

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may not be able to successfully compete in the interactive marketing optimization business which could cause our financial conditions and results of operations to suffer.

Our future success will depend, in part, on our ability to further enhance web marketing optimization services to meet client needs, to add functionality and to address technological advancements. Future success will also be dependent upon our ability to attract new interactive web marketing optimization customers and to convince existing customers to renew our agreements. We face competition from other providers of web services companies, and we cannot offer any assurance that we will be able to continue to enhance interactive marketing optimization technology, expand business or remain competitive in this market. If we are unable to remain competitive in the interactive marketing optimization business our financial condition and results of operations may suffer.

Because we depend on our key personnel, the loss of their services or the failure to attract additional highly skilled personnel could adversely affect our operations.

If we are unable to maintain our key personnel, specifically Jeffrey Eisenberg, our Chief Executive Officer and President, Bryan Eisenberg, our Executive Vice President of Intellectual Property, William Schloth, our Chief Financial Officer, and John Quarto-Von Tivadar, our Chief Scientist, and attract new employees with high levels of expertise in those areas in which we propose to engage, without unreasonably increasing our labor costs, the execution of our business strategy may be hindered and our growth limited. We believe that our success is largely dependent on the continued employment of our senior management and directors and the hiring of strategic key personnel at reasonable costs. All of our senior executives have entered into employment agreements with us; however, each senior executive may immediately terminate his employment agreement on notice for any reason. We do not have “key-person” insurance on the lives of any of our key officers or management personnel to mitigate the impact that the loss of any of them would cause. Specifically, the loss of any of our executive officers would disrupt our operations and divert the time and attention of our remaining officers. If any of our current senior managers were to become unable or unwilling to continue in their present position, or if we were unable to attract a sufficient number of qualified employees at reasonable rates, our business, results of operations and financial condition will be materially adversely affected.

If we fail to respond to rapidly changing technology or evolving industry standards, our services may become obsolete or less competitive.

The market for services is characterized by rapid technological advances, changes in client requirements, changes in protocols and evolving industry standards. If we are unable to develop enhancements to and new features for existing services or acceptable new services that keep pace with rapid technological developments, services may become obsolete, less marketable and less competitive and their business would be harmed. The success of any enhancements, new features and services depends on several factors, including the timing of completion, functionality and market acceptance of the feature or enhancement. Failure to produce acceptable new features and enhancements may significantly impair our revenue growth and our results of operations.

We may be liable to customers and may lose customers if we provide poor service, if services do not comply with agreements or if there is a loss of data.

The information in our databases may not be complete or may contain inaccuracies that customers regard as significant. Ability to collect and report data may be interrupted by a number of factors, including an inability to access the Internet or the failure of our network or software systems. In addition, computer viruses may harm systems causing lost data, and the transmission of computer viruses could expose us to litigation. Our customer agreements give customers the right to terminate their agreements for cause if we fail to meet certain reliability standards stated in the agreements or otherwise materially breach our obligations. Any failures in the services supplied or the loss of any customers’ data may result in customers terminating their agreements and could subject us to liability. We may also be required to spend substantial amounts to defend lawsuits and pay any resulting damage awards. We may be liable to customers for loss of business, loss of future revenue, and breach of contract or even for the loss of goodwill. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to supply information, our reputation could be harmed and we could lose customers.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert management’s attention, result in additional dilution to stockholders or consume resources that are necessary to sustain our operations.

One of our business strategies is to acquire competing or complementary services, technologies or businesses. We also may enter into relationships with other businesses in order to expand service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel or operations of the acquired company, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt ongoing business, divert resources and require significant management attention that would otherwise be available for ongoing development of business. Moreover, there can be no assurance that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures; and

•	become subject to adverse tax consequences, or incur substantial depreciation or deferred compensation charges.

We periodically engage in preliminary discussions relating to acquisitions and strategic partnerships, but are not currently a party to any agreements relating to pending or proposed acquisitions or strategic partnerships.

Failure to manage growth effectively could prevent us from achieving our goals.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. Our ability to effectively manage growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. Our failure to successfully manage growth could result in our sales not increasing commensurately with our capital investments which could materially adversely affect our business.

Any failure to adequately expand a direct sales force will impede our growth.

We expect to be substantially dependent on a direct sales force to obtain new customers, particularly large enterprise customers, and to manage customer relationships. There is significant competition for direct sales personnel with advanced sales skills and technical knowledge. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take twelve months or more to achieve full productivity. Recent hires and planned hires may not become as productive as expected, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel our business prospects could suffer.

If we are not able to adequately protect our proprietary rights, our operations may be materially adversely affected.

Our ability to compete partly depends on the superiority, uniqueness and value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite these efforts, we may not be able to adequately protect our intellectual property.

In addition, we may not be able to effectively protect our intellectual property rights in certain foreign countries where we may do business in the future or from which competitors may operate. Our inability to adequately protect our proprietary rights may have a materially adverse affect on our business and operations.

If we are forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against us relating to intellectual property rights, our operations may by materially adversely affected.

Disputes regarding the ownership of technologies are common and likely to arise in the future. We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

If we are later subject to claims that we have infringed the proprietary rights of others or exceeded the scope of licenses, we may be required to obtain a license or pay additional fees or change our designs or technology.

We can give no assurances that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or that any such assertions or prosecutions will not materially adversely affect our business. Regardless of whether any such claims are valid or can be successfully asserted, defending against such claims could cause us to incur significant costs and could divert resources away from our other activities. In addition, assertion of infringement claims could result in injunctions that prevent us from distributing our products. If any claims or actions are asserted against us, we may seek to obtain a license to the intellectual property rights that are in dispute. Such a license may not be available on reasonable terms, or at all, which could force us to change our software designs or other technology.

Risks Related to our Common Stock

Trading on the OTC Bulletin Board may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTC Bulletin Board. Trading in stock quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange such as the American Stock Exchange. Accordingly, stockholders may have difficulty reselling any or all shares of our common stock.

Our common stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a stockholder’s ability to buy and sell our stock.

Our common stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker dealers to trade our securities. The penny stock rules may discourage investors’ interest in and limit the marketability of our common stock.

The Financial Industry Regulatory Authority’s sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require a broker dealer to have reasonable grounds for believing that an investment is suitable for a customer before recommending such investment to that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

FORWARD-LOOKING STATEMENTS

This Prospectus contains ‘‘forward-looking statements’’ and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this Prospectus, the words anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘project,’’ ‘‘should’’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in ‘‘Business’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’ These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this Prospectus. Subject at all times to relevant securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling stockholders to underwriters, agents, brokers and dealers will be borne by them.

DETERMINATION OF OFFERING PRICE

Our common stock is traded on the OTC Bulletin Board under the symbol “FUTR.OB.” On April 18, 2008, the closing price of our common stock was $0.30 per share.

The selling stockholders may offer to sell the shares of common stock being offered in this Prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

SELLING STOCKHOLDERS

We agreed to register for resale shares of common stock by the selling stockholders listed below. The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus. All expenses incurred with respect to the registration of the common stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the selling stockholders in connection with the sale of such shares.

The following table sets forth information with respect to the maximum number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of the date of this prospectus. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

Except as indicated below, none of the selling stockholders have held any position or office with us, nor are any of the selling stockholders associates or affiliates of any of our officers or directors. Except as indicated below, no selling stockholder is the beneficial owner of any additional shares of common stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. No selling stockholder is a registered broker dealer or an affiliate of a broker dealer.

For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission’s rules, and includes voting power and investment power with respect to shares and shares which the beneficial owner has the right to acquire within 60 days from warrants, rights, options, conversion privileges and similar obligations. The “Ownership After Offering” column assumes the sale of all shares offered.

		Shares	Shares to be	Ownership After Offering
Title of Class	Name and Address of Beneficial Owner	Owned Prior to Offering(1)	Sold in this Offering	Number of Shares	Percentage of Class(2)
Common	Professional Offshore Opportunity Fund, Ltd.(3) 1400 Old Country Road, Suite 206 Westbury, NY 11590	9,523,812	4,211,983	5,311,829	6.94%
Common	Professional Traders Fund, LLC(4) 1400 Old Country Road, Suite 206 Westbury, NY 11590	1,904,781	842,417	1,062,364	1.47%

(1)
Assumes (i) that the conversion of the selling stockholder’s convertible promissory notes and the exercise of warrants held by the selling stockholders has already taken place and (ii) that such conversion or exercise took place as of April 14, 2008 at a price of $0.35, as that price is the highest price of conversion that the notes could convert even though the stock price might be higher.

(2)
Based on 71,242,191 shares of common stock issued and outstanding as of April 24, 2008. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares. Shares of common stock which the beneficial owner has the right to acquire within 60 days from warrants, rights, options, conversion privileges and similar obligations, are deemed outstanding for purposes of computing the percentage ownership of the person holding such obligations, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)	Professional Offshore Opportunity Fund, Ltd. is majority owned by Howard Berger and Marc Swickle, who have investment and voting control.
(4)	Professional Traders Fund, LLC is majority owned by Howard Berger and Marc Swickle, who have investment and voting control.

PLAN OF DISTRIBUTION

Our common stock is traded on the OTC Bulletin Board under the symbol “FUTR.OB.” On April 18, 2008, the closing price of our common stock was $0.30 per share. There is currently a limited market in our common stock, and we do not know whether an active market in our common stock will develop.

Our shares of common stock offered hereby by the selling stockholders may be sold from time to time by such stockholders, or by pledges, donees, transferees and other successors in interest thereto. These pledgees, donees, transferees and other successors in interest will be deemed “selling stockholders” for the purposes of this prospectus. Our shares of common stock may be sold:

•	on one or more exchanges or in the over-the-counter market (including the OTC Bulletin Board); or

•	in privately negotiated transactions.

The shares may also be sold in compliance with Rule 144 of the Securities Act, after the end of the applicable holding periods, as then in effect.

The selling stockholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agents or acquire the common stock as principals.

Any broker or dealer participating in such transactions as agent may receive a commission from the selling stockholders, or if they act as agent for the purchaser of such common stock, from such purchaser. The selling stockholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling stockholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker’s or dealer’s commitment to the selling stockholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. If applicable, the selling stockholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above. We can provide no assurance that all or any of the common stock offered will be sold by the selling stockholders.

We are bearing all costs relating to the registration of the common stock. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling stockholders must comply with the requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in the offer and sale of the common stock. In particular, during such times as the selling stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and we have informed them that they may not, among other things:

1.	engage in any stabilization activities in connection with the shares;

2.	effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution; and

3.
bid for or purchase any of the shares or rights to acquire the shares or attempt to induce any person to purchase any of the shares or rights to acquire the shares, other than as permitted under the Securities Exchange Act of 1934.

LEGAL PROCEEDINGS

There are no pending, nor to our knowledge threatened, legal proceedings against us.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages and positions as of the date of this prospectus are listed below.

Name	Age	Position Held with our Company
Jeffrey Eisenberg	42	Director, Chief Executive Officer and President
William Schloth	45	Director and Chief Financial officer
Howard Kaplan	30	Chief Operating Officer
Bryan Eisenberg	38	Director and Executive Vice President of Intellectual Property
John Quarto-Von Tivadar	43	Chief Scientist

Jeffrey Eisenberg has served as our director, Chief Executive Officer and President since October 30, 2007. Mr. Eisenberg co-founded Future Now, Inc. in 1998 and served as its Chief Executive Officer and as director until October 30, 2007. He also serves as the Chief Executive Officer of Persuasion Architecture, Inc., a licensing and training company. Mr. Eisenberg has expertise in online marketing and marketing performance metrics. He is the co-author of the New York Times bestseller “Call-to-Action and Persuasive Online Copywriting,” and a co-author of the Wall Street Journal No. 1 bestseller “Waiting for Your Cat to Bark?” Mr. Eisenberg attended Touro College.

William E. Schloth has served as our director and Chief Financial Officer since October 30, 2007. Since 1998, Mr. Schloth served as Future Now Inc’s Chief Financial Officer. Mr. Schloth has been in the investment banking and securities brokerage business for more than 10 years and for the past four years has been registered with Southridge Investment Group, LLC. Mr. Schloth has also held senior management positions with GE Capital, including serving as Technical Advisor for Mergers and Acquisitions and Manager of Financial Planning and Analysis. Prior to GE Capital, Mr. Schloth spent five years with Coopers & Lybrand. Mr. Schloth also has experience as an entrepreneur, successfully co-founding and selling his own full-service brokerage firm, as well as founding a specialty high-end financial and technology management consulting practice. Mr. Schloth is a certified public accountant and holds an MBA from New York University’s Stern School of Business with a double concentration in finance and marketing.

Bryan Eisenberg has served as our director and Executive Vice President of Intellectual Property since October 30, 2007. Mr. Eisenberg co-founded Future Now, Inc. in 1998 and served as its Executive Vice President and as a director until October 30, 2007. He has expertise in online marketing and marketing performance metrics. He is also chairman of the Web Analytics Association and an advisory board member of AdTech. Mr. Eisenberg is an inventor of Persuasion Architecture™. Mr. Eisenberg has also consulted and run seminars for companies such as: Universal Orlando, GE, PriceWaterhouseCoopers, HP, CBS, AeroTek/Allegis Group, Dell, Volvo, Computer Associates, Overstock.com, LowerMyBills.com, CafePress.com and SAS. He is the co-author of the New York Times bestseller “Call-to-Action and Persuasive Online Copywriting,” and a co-author of the Wall Street Journal No. 1 bestseller “Waiting for Your Cat to Bark?” He is the publisher of Future Now’s award-winning blog and newsletter GrokDotCom and is the author of ClickZ’s column “ROI Marketing.” Mr. Eisenberg graduated from Brooklyn College.

John Quarto-von Tivadar has served as our Chief Scientist since October 30, 2007. Since 2000, Mr. Quarto-von Tivadar served as Chief Scientist for Future Now, Inc. He is a co-inventor of Persuasion Architecture™ and is a regular speaker at seminars and conferences in North America and Europe, having written multiple books on various technology topics, such as “Discovering Fusebox.” From 1999 to 2000, Mr. Tivadar was Chief Technology Officer of an Internet incubator in New York with more than 40 web-based businesses, pioneering the development of the highly acclaimed “Category Manager,” “iTract” and “e-Marketplaces” web applications. From 1997 to 1999, Mr. Tivadar served as a Senior Engineer for Internet Technologies for Boston-based engineering software firm The Invention Machine. From 1988 to 1993, Mr. Tivadar ran an institutional trading desk on the floor of an exchange and managed a private hedge fund valued in excess of $5 million for five years while a member of the Chicago Board of Trade. Mr. Tivadar also worked on instrument calibration and software testing for NASA’s Hubble Space Telescope’s high-speed photometer and high-resolution spectrograph from 1987 to 1988. His newest book, “Persuasion Architecture: In Theory and In Practice” is expected to be out in the middle of 2008. He holds a Masters degree in Astrophysics from Boston University and a Bachelors of Science degree in Astronomy from the University of Illinois.

Howard Kaplan has served as our Chief Operations Officer since October 30, 2007. From 2004 to 2007, Mr. Kaplan served as our Vice President of Strategic Director of Business Development. From 2001 to 2004, Mr. Kaplan successfully ran his own technology consulting practice and advised non-profit and socially conscious organizations on how to transition online to reduce overhead costs and generate higher fundraising returns on investments. From 1999 to 2001, he held senior engineering positions with Paperexchange.com, the leading online business-to-business marketplace for the pulp and paper industry. From 1998 to 1999, Mr. Kaplan designed an enterprise class content management system, as part of the Solutions Through Technology practice for PriceWaterhouseCoopers Global Web Team. Mr. Kaplan has expertise in online conversion and internet technologies. He is a frequent speaker on marketing optimization at leading conferences such as Internet Retailer, Shop.org, AdTech, Marketing Sherpa and Search Engine Strategies. Mr. Kaplan is a member of the Association for Computing Machinery and holds a Bachelors of Science degree from the Georgia Institute of Technology.

Family Relationships

Jeffrey Eisenberg and Bryan Eisenberg are brothers. There are no other family relationships between any of our directors or executive officers.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Director Independence

Our determination of independence of directors is made using the definition of ‘‘independent director’’ contained under Rule 4200(a)(15) of the Rules of FINRA. Jeffrey Eisenberg serves as our Chief Executive Officer and President, and therefore is not “independent” under this rule. Bryan Eisenberg serves as our Executive Vice President of Intellectual Property, and therefore is not “independent” under this rule. William Schloth serves as our Chief Financial Officer, and therefore is not “independent” under this rule.

Committees of the Board

We currently do not have nominating, compensation or audit committees or committees performing similar functions, nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors as a whole.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGERS

The following table sets forth, as of April 24, 2008, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock, as well as by each of our current directors and executive officers and the directors and executive officers of our subsidiary as a group. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Title of Class	Name and Address of Beneficial Owner	Position with the Company	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(1)
Common	Eisenberg Holdings, LLC(2) c/o Jeffrey Eisenberg 2401 East 23rd Street Brooklyn, NY 11235	Jeffrey Eisenberg Director, President & CEO Bryan Eisenberg Executive Vice President and Director	36,681,883	48.42%
Common	William Schloth(3) 80 Mountain Laurel Road Fairfield, CT 06824	Director and CFO	5,042,906	6.66%
Common	John Quarto-Von Tivadar 549 Morgan Avenue Brooklyn, NY 11222	Chief Scientist	4,205,254	5.09%
Common	Howard Kaplan(4) 184 Sackett Street Brooklyn, NY 11231	Chief Operating Officer	2,010,590	2.65%
Common	Roy & Pennie Williams 16221 Crystal Hills Drive Austin, TX 78737	5% stockholder	4,205,254	5.09%
Common	Howard Berger(5) 1400 Old Country Road, Suite 206 Westbury, NY 11590	5% stockholder	11,428,593	16.04%
Common	Marc Swickle(5) 1400 Old Country Road, Suite 206 Westbury, NY 11590	5% stockholder	11,428,593	16.04%
Common	Directors and Executive Officers as a Group (5 persons)		47,940,633	62.82%

(1)
Based on 71,242,191 shares of common stock issued and outstanding as of April 24, 2008. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)
Eisenberg Holdings, LLC is wholly owned by Jeffrey Eisenberg, our CEO and President, Bryan Eisenberg, our Executive Vice President of Intellectual Property, and Esther Eisenberg. Bryan and Jeffrey Eisenberg are the managing members of the LLC and have split voting and investment control.

(3)
Includes 3,017,813 fully vested stock options. The remaining balance of 2,025,093 shares includes, on an as-converted basis using a multiple of 9.25: (a) 175,093 original shares of Future Now, Inc. owned by Fintech Group LLC., an entity owned 100% by Mr. Schloth, and (b) 1,850,000 shares owned directly by Mr. Schloth, acquired through the exercise of options.

(4)	Includes 1,496,701 fully vested stock options.

(5)
Consists of 1,904,781 shares owned by Professional Trader’s Fund, LLC (“PTF”) and 9,523,812 shares owned by Professional Offshore Opportunity Fund, Ltd. (“POOF”). Howard Berger and Marc Swickle are majority owners of PTF and POOF and have investment and voting control over both entities.

Changes in Control

There are no arrangements that may result in a change of control of the Company.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 900,000,000 shares of common stock with a par value of $0.001 per share and 50,000,000 shares of preferred stock with a par value of $0.001. As at April 24, 2008, we had (i) 71,242,191 shares of common stock issued and outstanding, (ii) no shares of preferred stock issued and outstanding, (iii) notes having a face value of $399,709.72 outstanding, and (iv) warrants to purchase 1,776,000 shares of our common stock outstanding.

Common Stock

Upon liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights.

The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. Holders of common stock will share equally on a per-share basis in any dividend declared by our board of directors. We have not paid any dividends on our common stock and do not anticipate paying any cash dividends on such stock in the foreseeable future.

Convertible Debentures with Warrants

Bridge Convertible Notes

In the first and second quarters of 2007, pursuant to an investment subscription agreement and closing documents (the “Offering”), Future Now, Inc. sold $675,000 in face value of 10.5% convertible promissory notes, convertible into shares of the Future Now, Inc.’s common stock. Each $50,000 in notes included the issuance of seven year warrants to purchase 148,000 shares of Future Now, Inc.’s common stock, or similar security issued in a qualified financing or acquisition. The exercise price of the warrants is $0.08 per share. The notes are redeemable at the earlier to occur of either (i) repayment from the sales escrow redemption feature or (as described in the notes); (ii) three years from the date of issuance; (iii) a financing transaction of at least $2,500,000, or (iv) the closing of a material acquisition, whether by merger, recapitalization, sale of assets or other similar material transaction.

At the note holder’s option, all, or a portion of, the principal and accrued interest of the notes may be converted into shares of Future Now, Inc.’s common stock at a conversion price which is the lower of (i) the price per share issued in a qualified financing or acquisition, at a 20% discount, or (ii) $0.35 (the “Conversion Price”). A “qualified financing” means the date upon which Future Now, Inc. completes the sale of common stock (or like security, including convertible debt instruments) for aggregate proceeds of at least $2,500,000. An “acquisition” means the closing of a material acquisition or change of control (which means the sale and/or transfer) of in excess of 50% of Future Now, Inc.’s then outstanding voting stock), whether by merger, recapitalization, sale of assets or other similar material transaction. The number of shares into which the notes are convertible will equal the quotient of the converted principal and interest divided by the Conversion Price. If Future Now, Inc. undertakes a stock split, stock dividend, recapitalization or other subdivision of one or more classes or our common stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If Future Now, Inc. combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of common stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. These notes were issued with warrants having expiration dates seven years from the date of their issuance. The investors were granted warrants to purchase an aggregate of 1,998,000 shares of Future Now, Inc.’s common stock at an exercise price of $0.35 per share.

The note holders also entered into a registration rights agreement with Future Now, Inc., pursuant to which the holders received piggyback registration rights. The piggyback registration rights permit the holders, upon written request to Future Now, Inc., to register any of their registrable securities to be included in a registration statement if and when Future Now, Inc. proposes to register any of its equity securities under the Securities Act of 1933, as amended, for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Form S-4 or S-8 or another form not available for registering registrable securities for sale to the public, a registration statement on Form S-3 to be filed by Future Now, Inc. to register securities issued in consideration for an acquisition, a registration statement on Form S-1 covering solely an employee benefit plan or a registration statement relating to a dividend reinvestment plan). For underwritten public offerings, the number of shares of the note holders’ shares to be included in such an underwriting may be reduced (pro rata among all person or entities having registration rights), if and to the extent the managing underwriter is of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by Future Now, Inc. However, in the case of Future Now, Inc.’s initial public offering of common stock (in which the number of shares to be offered on behalf of selling shareholders may be reduced to zero) or an underwritten offering (in which the number of shares to be offered on behalf of selling shareholders may also be reduced to zero) of an equity security other than common stock, the number of shares to be registered on behalf of the selling shareholders shall not be less than twenty percent (20%) of the aggregate number of shares to be offered in such offering. The registration rights expire when no registrable securities remain outstanding.

The Offering closed as of August 15, 2007.

As part of the share exchange, the unconverted notes and warrants were assumed by us. The note holders received new warrants, with the same terms, equal to 100% of their unconverted warrants. We amended the note holders’ registration rights to grant the new investor (described below) in the new financing (described below), the first right of registration before the note holders. As of the date hereof, there are notes having a face value of $399,709.72 outstanding.   Notes having a face value of $200,000 were converted prior to the share exchange. We originally issued 1,998,000 warrants, of which 1,110,000 were exercised at a price of $0.08 per share. As part of the share exchange, the remaining warrant holders received additional warrants to purchase 880,000 shares of common stock for their agreement to (i) reset the exercise price of the warrants to $0.35 per share, and (ii) receive subordinated registration rights to the Financing Agreements (described below). As of April 24, 2008, warrants to purchase 1,776,000 shares remain outstanding.

Share Exchange – Convertible Notes

Immediately following the closing of the share exchange, we entered into two convertible note agreements, a securities purchase agreement, four warrant agreements and a pledge and security agreement (collectively referred to herein as the “Financing Agreements”) between us and the selling stockholders listed in the Selling Stockholders table on page 9. The Financing Agreements provide for the offering by us to the purchaser of $2,000,000 in an 11% secured convertible note which matures on the second anniversary of the closing date of the financing. Interest on the notes was prepaid.

The notes will convert into shares of our common stock, at our option, at the conversion price indicated in the notes. The conversion price is equal to the lowest of (a) the fixed conversion price, which is equal to $0.35 per share, (b) the “lowest fixed conversion price” (as defined below), and (c) the “default conversion price” (as defined below). The “lowest fixed conversion price” is the lowest of any new transaction price from any subsequent financing.

We have the right to prepay all or part of the outstanding principal on the notes by giving the holders written notice 10 trading days in advance. The prepayment amount will be 115% of the prepaid principal during year one and 125% of the prepaid principal during year two. Provided that a registration statement covering the conversion shares is then in effect, if the market price of the stock for ten consecutive trading days is at least 165% of the conversion price then in effect, we may send notice to the purchasers requiring it to convert any portion of its notes that remain outstanding at that time.

Provided that a registration statement covering the conversion shares is then in effect, if the market price of our common stock for ten consecutive trading days is at least 175% of the conversion price then in effect, we may send notice to the purchasers requiring them to convert any portion of their notes that remain outstanding at that time. Beginning on the first trading day of the sixth full month after the closing of the financing and on the first day of each month thereafter, the notes will be repaid in an amount equal to 5% of the principal amount of the notes. Prior to the effective date of the registration statement, such amount shall be paid in cash at 120% of the principal amount due. After the effective date of the registration statement, the amount shall be paid either in cash at 115% of the principal amount due or at our option, in shares of common stock at the lesser of $0.35 per share or 80% of the average of the closing bid prices of the common stock for the five trading days prior to the monthly payment date. Our right to make payment in shares is subject to a 4.99% conversion cap. The purchasers, in their sole discretion, can defer any or all monthly payments to any subsequent month.

The purchasers received warrants for the purchase of shares equal to 50% of the issue date conversion shares exercisable at $0.35 and warrants to purchase 50% of the issue date conversion shares exercisable at $0.50. 2,380,943 warrants were issued at $0.35 and $0.50. The warrant prices are subject to adjustment if there is a subsequent financing with a lower price.

We are required to file a registration statement for purchasers’ shares, warrants and 200% of the number of shares equal to all of the shares issued or issuable on conversion of the warrants and the notes no later than 60 days from the closing date of the financing and are required to have an effective registration statement no later than 120 days from the closing date. Upon default of the above we will be required to pay, as penalties to the purchasers, 2% per month in cash of the principal amount of the notes for each 30-day period until the registration statement is filed or declared effective, as the case may be. To date, we have incurred $75,000 in fees as a result of delays we have encountered in having our registration statement declared effective. This amount includes a $40,000 penalty payment to the investors.

The purchasers agreed not to convert their notes or exercise their warrants, and we are not permitted to issue shares as interest payments or pursuant to a mandatory conversion, to the extent such conversion, exercise or issuance would result in beneficial ownership of more than 4.99% of the outstanding shares of our common stock at that time. We will be authorized to rely on the purchasers’ representations as to the net amount of such purchaser’s holdings at the time of conversion or exercise. This limit does not apply during (i) the forty-five day period prior to October 30, 2009, and (ii) while there is outstanding a tender offer for any or all of the shares of our common stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus, or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock, was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in any of our securities or any of our subsidiaries’ securities. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The legality of the common stock offered by this prospectus and certain legal matters in connection with the offering will be passed upon for us by Gersten Savage LLP, located at 600 Lexington Avenue, New York, New York 10022.

The financial statements included herewith have been audited by Rosenberg Rich Baker Berman & Company, Certified Public Accountants, 380 Foothill Road, Bridgewater, New Jersey 08807, to the extent and for the periods set forth in their report appearing elsewhere in this document and in the registration statement filed with the Securities and Exchange Commission, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview

From our inception on January 23, 2006 to June 30, 2007, we were engaged in no significant operations other than organizational activities, acquiring and staking our properties, preparing the registration statements covering our securities and planning phase 1 of the exploration work on a mining property known as the “Fir property.” The Fir property is twenty-one cell mineral claims covering an area totaling 433.24 hectares located in the Kamloops Mining Division in south central British Columbia, approximately 35 kilometers south of Kamloops, British Columbia. On May 11, 2007, we announced that we had abandoned this property determining that the claim did not cover enough ground to host a viable exploration target. We then abandoned our previous business plan and focused on the identification of suitable businesses with which to enter into a business opportunity or business combination.

Share Exchange with Future Now, Inc.

On October 30, 2007, we entered into a share exchange agreement with Future Now, Inc., a privately held Delaware corporation, and the shareholders of Future Now, Inc. We located Future Now, Inc. through an investment banking firm, which we retained to find a candidate for a share exchange. Future Now, Inc. is not a related entity and there were no material relationships between us and Future Now, Inc. prior to the share exchange. The closing of the transactions contemplated in the share exchange agreement and the acquisition of all of the issued and outstanding stock of Future Now, Inc. occurred on October 30, 2007. In accordance with the closing of the share exchange agreement, we issued 50,394,191 of our common shares to the shareholders of Future Now, Inc. in exchange for the acquisition, by us, of all of the issued and outstanding common shares of Future Now, Inc. on the basis of nine and one quarter shares (9.25) of our common stock for one share of Future Now, Inc.’s common stock.

We had 71,242,191 shares of common stock issued and outstanding as of October 30, 2007, as a result of the issuance of 50,394,191 shares of common stock in connection with the closing of the share exchange and the concurrent cancellation of 32,000,000 shares of common stock owned by our former directors. As of the closing date, the former shareholders of Future Now, Inc. held approximately 70.74% of the issued and outstanding shares of our common stock. The issuance of the 50,394,191 shares of common stock to the former shareholders of Future Now, Inc. was deemed to be a reverse acquisition for accounting purposes. Accordingly, Future Now, Inc. the accounting acquirer entity, is regarded as the predecessor entity as of October 30, 2007. As a result of the exchange of the Future Now, Inc. common stock for our common stock, Future Now, Inc. became our wholly owned subsidiary. We will continue to file annual and quarterly reports based upon our fiscal year end of June 30.

In connection with the consummation of the share exchange, we changed the address of our principal executive offices effective October 30, 2007 from 650 - 1500 West Georgia Street, Vancouver, BC V6G 2Z6 to the Galleria Building, 61 Unquowa Road, Fairfield, Connecticut, 06824.

As of the closing date of the share exchange, we commenced the business of providing optimization services that help businesses improve their online marketing to generate more sales, leads and subscriptions.

Our proprietary Persuasion Architecture™ framework provides clients “blueprints” to plan, measure and improve their online sales and marketing efforts. Management believes that our Persuasion Architecture™ software represents a solution to three multi-billion dollar problems:

1.	Low customer conversion rates(1);

2.	High costs of customer acquisition(2); and

3.	Poor customer retention rates(3).

Gone are the days where marketing was about broadcasting a message to passive prospects as recipients of the message. Today’s reality is that prospects need to be actively engaged as participants in marketing communications. By formulating the conversations an organization will have with its diverse constituent segments, Persuasion Architecture allows practitioners to plan, build, and optimize the persuasive impact on those segments. Management believes that the unique benefit of Persuasion Architecture™ is that it allows our clients to scientifically plan marketing scenarios from a customer-centric perspective and optimize them.

As online advertising revenues continue to climb it has become extremely difficult for online companies to keep pace without generating a higher return on investment from their existing investments. The improvements realized from increases in conversion rates are lasting and continually realized as more traffic is generated. This is a contrast to increases in online revenue due to driving additional traffic without increasing the online conversion of the business, which become one time improvements.

Alkemi International Pty Ltd. Investment and Limited Term Licensing Agreement

On June 13, 2007, we entered into a licensing agreement, a shareholders agreement and a call option deed (collectively, the “AIPL Agreements”) with Alkemi International Pty Ltd (“AIPL”). Under the AIPL Agreements, AIPL received a limited term exclusive licensing agreement for 17 months to resell and deliver our intellectual property in Australia and New Zealand and we would have a right to convert any monies owed pursuant to the AIPL Agreements from AIPL to an ownership position in AIPL. On July 23, 2007, we delivered to AIPL notice to issue shares that totaled the outstanding balance due from AIPL as of June 13, 2007, which, at the time, was approximately $84,000. A valuation opinion was obtained whereby the value of AIPL was set at $959,300 AUD (or US$808,724) and as such we received an amount equal to $97,268 AUD or 159,897 shares of AIPL. We will continue to accrue monies owed from AIPL until a total of US$62,629 is due from AIPL. At such time the amount will automatically be converted into additional shares of AIPL and the total ownership percentage at that time of AIPL by us will equal 15%. Payments to us will then commence based upon the licensing agreement.

Industry Background

The Internet has emerged as a powerful marketing medium that allows millions of consumers and marketers to conduct business and interact with each other in unprecedented ways. The Internet is particularly well suited to direct marketers because of its ability to access both broad audiences, as well as precisely defined groups. As a result, the Internet provides marketers with opportunities to identify and attract customers, as well as target specific types of users and collect data on their preferences. At the same time, we believe the Internet appeals to consumers because it offers more individual control over marketing messages. The growth of the Internet has encouraged companies to spend more of their marketing budgets on Internet marketing. We believe there is a need for a marketing infrastructure that could satisfy the objectives of both marketers and consumers, which would enable businesses to acquire and retain customers, yet operate from a consumer-centric approach that would provide relevant information and meaningful value to the individual user.

(1)
State of Retailing Online 2007, conducted by Forrester Research for the Shop.org arm of the National Retail Federation reports average conversion rates of 3.1%. comScore, Inc. reports 2007 online commerce spending at $188B. For every additional one percentage point retailers add to their overall conversion rate, they stand to collectively add over $60B in revenue.

(2)
Internet Advertising Bureau reports, in a study conducted by PricewaterhouseCoopers LLP, that 2007 online ad revenues will top $20B. Record revenues confirmed through the first three quarters of 2007 total $15.2B. Online customer acquisition costs are directly attributable to the cost of the media required to deliver traffic.

(3)
Poor customer retention rates are most often measured by subscription businesses in terms of their churn rate. One example company, Netflix, the leader in their space reported a year end (June 30, 2007) churn of 63.4% of their customer base. Netflix also reported total revenue of $1.25B. To this one company alone, their problem with poor customer retention has an opportunity cost of over $2B.

Products

We derive our revenue from the sale of products and services classified into the following categories: (a) professional services, including custom and packaged consulting; (b) licensing; (c) content and training; and (d) product sales.

Custom and Productized Consulting Services

These services come in three primary service lines: (a) Conversion Optimization; (b) Persuasion Scenario Analysis; and (c) Marketing Planning & Optimization with Persuasion Architecture™. All of these services are specific to the “flavor” of a site (for example, business-to-business, business-to-consumer, self-service or media). The services include three “sizes” per service line, which provides simplicity and scalability. The price for these services ranges from $2,500 to $500,000. The delivery time frame ranges from less than three months to beyond a full year.

Methodology Software Licensing

Our Persuasion Architecture™ software suite, referred to as the Minerva Architectural Process (“MAP Tool”) is available for licensing. This is a valuable option for agencies as well as medium and larger companies that intend to implement Persuasion Architecture™ across multiple clients, sites, products and channels. Companies and individuals can also become certified Persuasion Architecture partners under direct licensing and royalty programs.

Persuasion Architecture™ is a framework, methodology and software tool set we developed to plan, build and optimize persuasive systems on-line and off-line, irrespective of channel. The unique benefit of Persuasion Architecture™ is that it allows our clients to scientifically plan marketing scenarios from a customer-centric perspective and optimize them. Persuasion Architecture™ guides clients to document every assumption based on their customers’ personal motivations. It then asks the Persuasion Architect™ to predict the scenarios that those customers will navigate. On-line, Persuasion Architecture™ uses its web analytics scenario language (PAXML - Persuasion Architecture XML) to measure scenarios and optimize against those predictions. This scenario optimization process is a six sigma process that allows the Persuasion Architect to understand whether it is the execution or the plan that needs correction.

Content and Training

We continue to develop content and training programs from our thought leadership and market awareness. Our principals and key employees have published many books and white papers on topics pertaining to their respective areas of expertise. We offer various training programs that cater to both business-to-business and business-to-consumer operations. These workshops and seminars include: Persuasive Online Copywriting, Call to Action: Design with Your Audience in Mind and Wizards of Web, online strategy for increased ROI. Trainings are generally held at rented room locations within conference resort or standard hotel operations.

Product Sales

We recently launched a line of hard copy and downloadable products that may be purchased directly from our websites. Such products are meant to educate the user and move them into another revenue channel. The products currently include: Conversion Expert’s Workbook; Future Now’s Self Service Guide to Website Optimization; (created in conjunction with Google’s partnership with the launch of the Website Optimizer Tool), Which Sells Best; A Quick Start Guide to Testing for Retailers, and Principles of Online Copywriting.

Intellectual Property

General

We rely on trade secrets, prior client experience and the expertise of our team that we seek to protect, in part, by confidentiality agreements. We require all current and future employees, consultants, contractors, manufacturers, outside collaborators, directors on our board, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific limited circumstances. We require signed confidentiality or material transfer agreements from any company that receives confidential information from us. We intend to ensure that, in the case of employees, consultants and contractors, any agreements that we enter into with such persons will generally provide that all inventions conceived by the person while rendering services to us shall be assigned to us as our exclusive property.

Trademarks

The following trademark application is presently pending: Persuasion Architecture.

Domain Names

We own and operate the following registered Internet domain names: futurenowinc.com, grokdotcom.com and persuasionarchitectureinc.com. The information contained on our websites does not form part of this registration statement on Form S-1.

Research and Development

We currently have no dedicated research and development costs. We anticipate allocating such costs in the future for human development and other capital expenditures.

Competition

We generally compete for the budgets that companies allocate to marketing. We believe the market for interactive marketing optimization will rapidly evolve and be intensively competitive. However, management believes that we have no direct competitors that provide a “one-stop shop” improving conversion rates, customer acquisition and retention. There are however companies active in segments of this sector. The “agency” group (Organic, Inc., Critical Path, Inc., and Frog Internet Services) is concerned with tactical implementation and strategic direction but utilizes only vaguely defined micro-metrics. Additionally, the “vendors group” (i.e., email marketers, search engine marketers, word-of-mouth marketing, and affiliates) offers tactical implementation and only pre-defined metrics without an overall strategic guidance.

Our ability to compete depends on many factors. Factors over which we have some level of control include:

•	ability to enter into relationships with marketers;

•	ability to provide simple, cost-effective and reliable solutions;

•	timely development and marketing of new services; and

•	ability to manage rapidly changing technologies, frequent new service introductions and evolving industry standards.

Factors outside our control include:

•	development, introduction and market acceptance of new or enhanced services by our competitors;

•	changes in pricing policies of our competitors;

•	entry of new competitors in the market;

•	ability of marketers to provide simple, cost-effective and reliable promotions; and

•	market economy’s impact on our clients’ marketing budgets.

We expect competition to intensify as more competitors enter our markets. However, as referenced above, one of our most important assets is our intellectual property, which we believe will help offset some of the competitive pressures for certain of our services and products. Most of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and managerial resources than we do. Most of our competitors also generate greater revenue. They may compete more effectively and be more responsive to industry and technological change.

Customers

We do not have any major customers.

Our customers include marketing executives, their staffs, as well as corporate management and technology executives. The typical customer is a company that generates between $1 million and $50 million in revenue online, although we also have customers with significantly higher revenues.

Marketing

Prior to the second quarter of our current fiscal year, we had not done any outbound marketing or other advertising campaigns. Our revenues were solely due to referrals, our reputation in the market and the increasing demand for our services. In the future we plan to invest heavily in our marketing and advertising expense both in absolute dollars and as an increasing percentage of our operating expenses. Among other initiatives, our planned marketing efforts will involve: hiring new direct sales personnel, affiliated marketing arrangements, online advertising, and telemarketing.

Our clients are generally familiar with our methodology and employees from the numerous books written by our principals, Jeffrey and Bryan Eisenberg, our industry publication GrokDotCom, as well as our frequent appearances at industry conferences and events.

Government Regulation

Our products or services are not regulated by the government in any of our markets and we do not need to obtain permits specific to our industry in order for us to operate or to sell our products and services. Additionally, we are not subject to any legislation specific to our industry, products and services.

Employees

As of April 24, 2008, we employed approximately 26 people; of this number, 21 people were full-time employees and five people were part-time employees and contractors/consultants.

We are not a party to any collective bargaining agreement. We believe our relations with our employees to be satisfactory.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

You should read the following discussion of our financial condition and results of operations together with the audited and unaudited financial statements and the notes to the audited and unaudited financial statements included in this registration statement on Form S-1. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements.

Through a proprietary methodology and supporting set of software tools, we are in the business of providing optimization services that help businesses improve their online marketing efforts with the goal of generating more sales, leads, and subscriptions. The framework that makes up the intellectual property, Persuasion Architecture®, delivers clients “blueprints” to plan, measure and improve their online sales and marketing initiatives.

Management believes that we should have sufficient cash to fund over the next 12 months both our anticipated expenses relating to intellectual property and software development and the sales and marketing efforts contemplated in our business plan.

Basis of Presentation of Financial Information

On October 30, 2007, we completed a share exchange with Future Now, Inc. and the former stockholders of Future Now, Inc. As a result of the share exchange, we abandoned our previous business and commenced the business of online marketing optimization and related software development. Because we are the successor business to Future Now, Inc. and because the operations and assets of Future Now, Inc. represent our entire business and operations from the closing date of the share exchange agreement, our management’s discussion and analysis and audited and unaudited financial statements are based on the consolidated financial results of Future Now, Inc. and its wholly owned subsidiary, Intellectual Property Licensing Group, Inc., for the relevant periods. Future Now, Inc. currently reports on a calendar year basis. From the date of the share exchange, Future Now, Inc. will report on a quarterly and year-end basis along with our year-end June 30.

Trends in Our Business and Results of Operations

Our business is expanding. This expansion has been driven primarily by the increasing demand for our services. As our customer base grows, we plan to make investments in further software development and in-house personnel necessary to support this growth. The rate at which we add new customers, along with how effectively and efficiently, will affect the level of the investments. Even though revenues for the six months end December 31, 2007 increased by 21.6% from the same period in 2006, our gross margins decreased from 70.6% to 64.1%. The decrease was primarily due to increases in the cost of current labor and new hiring. We are planning to achieve further economies of scale by expanding our infrastructure, which should result in a reduction over time of labor costs as a percentage of total revenues, therefore increasing our gross margins.

Our operating expenses are also increasing as we make further investments to support the anticipated growth of our customer base and continued intellectual property development. Our full-time employee headcount increased from 12 at December 31, 2006 to 21 at December 31, 2007. We expect operating expenses to continue increasing in total dollars, but to decline over time as a percentage of total revenues. We also expect our future operating expenses to increase in dollars due to the incremental salaries, benefits and expenses related to planned hiring plus operating expenses related to our strategic acquisition efforts.

During this past quarter, for the first time in our history we began certain out bound sales and marketing efforts. Prior to this, during the development stage of our intellectual property, our growth simply resulted from our reputation in the market place as well as the demand for our service offering. Going forward we plan to invest heavily in sales and marketing by increasing the number of sales personnel, the number of distribution channels, building further brand recognition through advertising, writing, speaking and other marketing initiatives. We expect that sales and marketing expenses will increase in both dollars as well as a percentage of overall operating expenses. Generally sales personnel are not immediately productive and sales and marketing expenses do not immediately result in revenues. Even thought this reduces short-term operating margins as marketing efficiency improves, more revenues and higher margins should result.

We anticipate that research and development expenses will increase in dollars as we continue to enhance our existing services and products as well as expand our overall offerings.

We anticipate that general and administrative expenses will increase in dollars as we add personnel and incur additional expenses to support the expansion of our business and operate as a public company.

We anticipate that stock-based compensation expenses will increase, both in absolute dollars and as a percentage of total revenues, as a result of our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment. Beginning in the first quarter of 2006, SFAS No. 123R requires us to record compensation expense based on the fair value of stock awards at the date of grant. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors including the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the volatility of our stock price over time.

Summary of Key Results

Total revenues, including revenues from custom consulting, productized consulting, licensing and training and product and content sales for the unaudited six months ended December 31, 2007 were $971,151, as compared to the revenues of $798,865 for the same period ending December 31, 2006, representing a 21.6% increase. The unaudited revenues for the three months ended December 31, 2007 were $444,594, as compared to revenues of $306,065 for the three months ended December 31, 2006, representing a 45.3% increase.

Total operating expenses, including sales and marketing expenses, stock based compensation and general and administrative expenses for the unaudited six months ended December 31, 2007, were $1,573,469 as compared to $457,664 for the same period ending December 31, 2006. The unaudited general and administrative expenses for the six months ended December 31, 2007 were $1,149,723 as compared to total general and administrative expenses of $440,715 for the six months ended December 31, 2006.

Results of Operations for Unaudited Three Months Ended December 31, 2007 and December 31, 2006

Revenues and Cost of Revenues

Total revenue for the three months ended December 31, 2007 was $444,594, as compared to revenue of $306,065 for the three months ended December 31, 2006, representing an increase of $138,529 or 45.3%. The increase in revenues was primarily attributable to increased productized and custom consulting revenues. We believe the increase resulted from our expanding reputation as well as our early sales and marketing efforts. This increase in productized consulting engagements is part of our ongoing strategy to provide consulting services in a more packaged format, allowing for organizations to more easily see where our services fit within their budgetary controls, and their operational plans for spending on marketing. This also affords us the ability to more easily scale these services, and project their impact on continually increasing revenue.

Cost of revenues for the three months ended December 31, 2007 was $165,320, as compared to cost of revenues of $117,187 for the three months ended December 31, 2006, representing an increase of $48,133, or 41.1%. Cost of revenues for the three months ended December 31, 2007 was 37.2% of total revenues compared with 38.3% of total revenues for the same period ended December 31, 2006. Gross margins for the three months ended December 31, 2007 was 62.8%, as compared to 61.7% for the three months ended December 31, 2006, representing an increase of 1.1%. The increase in our gross margins was primarily due to increases in productized and custom consulting revenues offset by increased salaries and hiring.

Operating Expenses

Total operating expenses for the three months ended December 31, 2007 were $798,957, as compared to total operating expenses of $290,853 for the same period ending December 31, 2006, representing an increase of $508,104 of 174.7%. Our total operating expenses were comprised of sales and marketing expenses, stock based compensation and general and administrative expenses. The increase of general and administrative expenses during the three months ended December 31, 2007 was primarily due to increased salaries, new hires, consulting fees and legal and professional fees. We recorded $5,480 in stock-based compensation for the three months ended December 31, 2007 as compared to $0 for the same period ending December 31, 2006.

General and administrative expenses for the three months ended December 31, 2007 were $740,018, as compared to general and administrative expenses of $279,752 for the same period ending December 31, 2006, representing an increase of $460,266, or 164.6%. The increase of general and administrative expenses during the three months ended December 31, 2007 was mainly due to our hiring of two executives, a consultant and legal and professional fees.

Other Income and Expenses

During the three months ended December 31, 2007 we earned interest of $8,224, as compared to earning $806 of interest for the same period ended December 31, 2006.

In the three months ending December 31, 2006 we incurred expenses (net of book sales) of $68,811 for publishing and book promotion, as compared to expenses (net of book sales) of $1,580 for the same period ending December 31, 2007.

For the three months ended December 31, 2007 we incurred interest expense of $50,971 as compared to $0 for the same period ended December 31, 2006. This increase was due to our financing activities which took place during the quarter related to the share exchange. For the three month period ended December 31, 2007 we recorded $131,582 in debt discount amortization and $71,454 in deferred offering cost amortization as compared to $0 expense for the same period ending December 31, 2006.

Net Income

Our net loss for the three months ended December 31, 2007 was $589,105 as compared to a net loss of $71,300 for the same period ended December 31, 2006, representing an increase of $517,805. Net loss as a percentage of total revenues was 132.5 % for the three months ended December 31, 2007, as compared to 23.3% for the same period ended December 31, 2006. The increase in net loss during the three months ended December 31, 2007 was primarily attributable to increased hiring and other operating costs and amortization expenses.

Results of Operations for the Unaudited Six Months Ended December 31, 2007 and December 31, 2006

Revenues and Cost of Revenues

Total revenue for the six months ended December 31, 2007 was $971,151, as compared to revenue of $798,865 for the same period ended December 31, 2006, representing an increase of $172,286 or 21.6%. The increase in revenues was primarily attributable to increased productized and custom consulting revenues. This increase in productized consulting engagements is part of our ongoing strategy to provide consulting services in a more packaged format, allowing for organizations to more easily see where our services fit within their budgetary controls, and their operational plans for marketing spend. This also affords us the ability to more easily scale these services, and project their impact on continually increasing revenue.

Cost of revenues for the six months ended December 31, 2007 was $349,314, as compared to cost of revenues of $234,989 for the same period ended December 31, 2006, representing an increase of $114,325, or 48.7%. Cost of revenues for the six months ended December 31, 2007 was 36.0% of total revenues compared with 29.45% of total revenues for the same period ended December 31, 2006. The increase in absolute dollars and percentage of sales was primarily due to our hiring of consulting personnel. Gross margins for the six months ended December 31, 2007 was 64.0%, as compared to 70.6% for the same period ended December 31, 2006, representing a decrease of 6.6%. The decrease in our gross margins was primarily due to increased hiring offset by increased productized and custom consulting revenues.

Operating Expenses

Total operating expenses for the six months ended December 31, 2007 were $1,573,469, as compared to total operating expenses of $457,664 for the same period ending December 31, 2006, representing an increase of $1,115,805 of 243.8%. Our total operating expenses were comprised of sales and marketing expenses, stock based compensation and general and administrative expenses. The increase of general and administrative expenses during the six months ended December 31, 2007 was primarily due to increased salaries, new hires, consulting fees and legal and professional fees and stock based compensation. We recorded $324,127 in stock-based compensation for the six months ended December 31, 2007 as compared to $0 for the same period ending December 31, 2006. For the six months ended December 31, 2007, we recorded $99,619 in sales and marketing expenses, as compared to $16,949 for the same period the year before, representing an increase of $82,670 or 487.8%.

Other Income and Expenses

During the six months ended December 31, 2007 we earned interest of $11,479, as compared to earning $1,621 of interest for the same period ended December 31, 2006.

In the six months ending December 31, 2006 we incurred income (net of promotional expenses) of $160,054 for publishing and book promotion, as compared to expenses (net of books sales) of $1,580 for the same period ending December 31, 2007. The income in 2006 was related to the book sales associated with the publishing of the New York Times best selling book, authored by Jeffrey and Bryan Eisenberg called, “Waiting for Your Cat to Bark?”

For the six months ended December 31, 2007 we incurred interest expense of $79,899 as compared to $12 for the same period ended December 31, 2006. For the six month period ended December 31, 2007 we recorded $131,582 in debt discount amortization and $78,654 in deferred offering cost amortization as compared to $0 expense for the same period ending December 31, 2006.

Net Income

Our net loss for the six months ended December 31, 2007 was $1,061,707, as compared to net income of $159,920, for the same period ended December 31, 2006, representing an increase of $1,221,627. Net loss as a percentage of total revenues was 109.4% for the six months ended December 31, 2007, as compared to a 20.0% profit for the same period ended December 31, 2006. The net loss during the six months ended December 31, 2007 was primarily attributable to increased hiring and other operating costs, stock-based compensation, interest and amortization expenses.

Results of Operations for the Audited Six Months Ended June 30, 2007 compared to the Unaudited Six Months Ended June 30, 2006

Revenues and Cost of Revenues

Total revenue for the six months ending June 30, 2007 was $1,231,346, as compared to revenue of $731,233 for the six months ending June 30, 2006, representing an increase of $500,113 or 68.4%. The increase in revenues was primarily attributable to our increased productized consulting revenues.

Cost of revenues for the six months ending June 30, 2007 were $323,927, as compared to cost of revenues of $163,228 for the six months ending June 30, 2006, representing an increase of $160,699, or 98.5%. Cost of revenues as a percent of total revenues for the six months ending June 30, 2007 was 26.3%, compared with 22.3% for the six months ending June 30, 2006. The increase in both absolute dollars and as a percentage of revenues was primarily due to increased hiring. Gross margins for the six months ending June 30, 2007 were 73.7%, as compared to 77.7% for the six months ending June 30, 2006, representing a decrease of 4.9%. The decrease in our gross margins was primarily due to increase hiring and training of our consultants as well as revisions to our product offerings.

Operating Expenses

Total operating expenses for the six months ending June 30, 2007 were $938,718, as compared to total operating expenses of $514,261 for the six months ending June 30, 2006, representing an increase of $424,457 or 82.5%. The increase in total operating expenses consisted of increased hiring, sales and marketing expenses and increase software development expenditures.

General and administrative expenses for the year ended June 30, 2007 were $897,731, as compared to general and administrative expenses of $513,226 for the six months ending June 30, 2006, representing an increase of $384,505 or 74.9%. The increase of general and administrative expenses during the six months ending June 30, 2007 was mainly due to increased hiring of personnel and expanded programming costs.

Other Income and Expenses

During the six months ending June 30, 2007 we earned interest of $2,577, compared to $2,551 of earned interest in the six months ending June 30, 2006. Interest expense for the six months ended June 30, 2007 was $12,969, as compared to $30 for the same period ending June 30, 2006. The increase in interest expense resulted from the financing undertaken by us during the six months ended June 30, 2007. We also have recorded $5,132 and $4,295 for the amortization of debt discount and deferred offering costs, respectively, for the six months ended June 30, 2007, as compared to $0 expense for the same period in 2006. This difference is attributable to the financing activities undertaken during the six months ended June 30, 2007.

In the six months ending June 30, 2007 we incurred expenses (net of book sales) of $2,883 for publishing and book promotion, as compared to expenses (net of book sales) of $200,052 for the six months ending June 30, 2006. The publishing and book promotions for the six months ended June 30, 2006 were related to the book written by the founders of FNI, Jeffrey and Bryan Eisenberg, released in 2006 under the title, “Waiting for Your Cat to Bark?”

Net Income

Our net loss for the six months ending June 30, 2007 was $18,038, as compared to a net loss of $89,153 for the six months ending June 30, 2006, representing a decrease of 71,115 or 79.8%. Net loss as a percentage of total revenues was 1.5% for the six months ending June 30, 2007, as compared to 12.2% for the six months ending June 30, 2006. The decrease in net loss during the six months ending June 30, 2007 was primarily attributable to our not having incurred publishing charges and other related expenses which we incurred during six months ending June 30, 2006.

Results of Operations - for the Audited Fiscal Years Ended December 31, 2006 and December 31, 2005

Revenues and Cost of Revenues

Total revenue for the year ended December 31, 2006 was $1,527,639 as compared to revenue of $1,207,559 for the year ended December 31, 2005, representing an increase of $320,080 or 26%. The increase in revenues was primarily attributable to increased custom and productized consulting revenues.

Cost of revenues for the year ended December 31, 2006 was $601,379 as compared to cost of revenues of $501,147 for the year ended December 31, 2005 representing an increase of $100,232 or 20%. Cost of revenues for the year ended December 31, 2006 was 39% of total revenues compared with 42% of total revenues for the year ended December 31, 2005. Gross margins for the year ended December 31, 2006 was 61% as compared to 59% for the year ended December 31, 2005 representing an increase of 2%. The increase in our gross margins was primarily due to increases in productized consulting revenues, a higher margin revenue channel for us.

Operating Expenses

Total operating expenses for the year ended December 31, 2006 were $767,149 as compared to total operating expenses of $580,733 for the year ending December 31, 2005 representing an increase of $186,416 or 32%. The increase was primarily due to the expansion of our sales and marketing efforts as well as new hiring and increases in general salaries for existing personnel.

General and administrative expenses for the year ended December 31, 2006 were $760,728 as compared to general and administrative expenses of $580,733 for the year ending December 31, 2005 representing an increase of $179,995 or 31%. The increase of general and administrative expenses during the year ended December 31, 2006 was mainly due to additional hiring.

Other Income and Expenses

During the year ended December 31, 2006, we earned interest of $4,241 as compared to earning $3,365 of interest in the year ending December 31, 2005.

In the year ending December 31, 2006, we incurred expenses (net of books sales) of $40,038 for publishing and book promotion, as compared to expenses of $76,378 for the year ending December 31, 2005. The decrease in expenses is due to publisher subsidies we received in 2006. The publishing and book promotions relate to the two books written by the founders of Future Now, Inc., Jeffrey and Bryan Eisenberg. In 2005, “Call to Action” was released and, in 2006, “Waiting for Your Cat to Bark?” was released. Both books became New York Times best sellers, with “Waiting for Your Cat to Bark?” becoming a #1 best seller.

Net Income

Our net income for the year ended December 31, 2006 was $65,924, as compared to a net income of $36,599 for the year ended December 31, 2005, representing an increase of $29,325 or 80%. Net income as a percentage of total revenues was 4.4% for the year ended December 31, 2006 as compared to 3% for the year ended December 31, 2005. The increase in net income during the year ended December 31, 2006 was primarily attributable to increased productized consulting revenues.

Liquidity and Capital Resources

Cash Provided by Financing Activities

During the period between March 1 and August 15, 2007, we raised $675,000 through the issuance of 10.5% convertible promissory notes and stock purchase warrants to 18 separate note holders. Prior to the share exchange, one note holders converted $200,000 in principal. As a result, as of December 31, 2007, the outstanding face value with respect to the notes was $475,000. Prior to the closing of the share exchange, various note holders exercised an aggregate 1,110,000 warrants contributing $90,000 of additional funds to us.

The notes were issued as units. According to the original terms, each unit consisted of $50,000 promissory notes and warrants to purchase 148,000 pre-share exchange shares of our common stock at $0.08 per share. If the note conversion option was elected, each unit would convert into a minimum of 142,311 pre share exchange shares of our common stock at $0.35 per share.

Immediately following the closing of the share exchange, we raised $2,000,000 through the issuance of 11% convertible notes (the “New Notes”) and stock purchase warrants (the “New Warrants,” and together with the New Notes the “New Financing”). To facilitate the New Financing transaction and our recapitalization due to the share exchange, the early note holders agreed to certain amendments to the terms of their notes and warrants. As consideration for the amendments, the note holders received additional warrant certificates equal to 100% of the current warrants presently in their possession priced at the closing price of our common stock as of October 30, 2007, which was $0.35.

During the six months ended December 31, 2007, and prior to the share exchange, our Chief Financial Officer and Chief Operating Officer exercised an aggregate of 2,363,893 stock options of Future Now, Inc. in exchange for $20,000 in cash and promissory notes of $95,000.

Cash Flow Used in Operating Activities

Operating activities used cash of $680,054 for the six months ended December 31, 2007, as compared to cash provided of $16,555, for the same period ending December 31, 2006. The increase in cash used for operating activities for the six months ended December 31, 2006 was primarily a result of funding our net loss.

Operating activities used cash of $241,272 for the six months ended June 30, 2007, as compared to $73,203 for the six months ending June 30, 2006. The increase in cash used for operating activities for the six months ending June 30, 2007 was primarily a result of increases in accounts receivable and other assets.

Operating activities used cash of $53,249 for the year ended December 31, 2006 as compared to cash used of $79,074 for the year ending December 31, 2005. The decrease in cash used for operating activities for the year ended December 31, 2005 was primarily a result of decrease in accounts receivable and increase in deferred revenue.

Cash Flow Used in Investing Activities

Investing activities used cash of $10,500 for the six months ended December 31, 2007, as compared to cash provided of $3,399 for the same period ended December 31, 2006. The increased cash used was due to capitalized leasehold improvements on our new office space.

Investing activities used cash of $7,800 for the six months ending June 30, 2007, as compared to cash of $7,100 for the six months ending June 30, 2006. The cash used as of June 30, 2007 represented the purchase of computer and other office related equipment.

Investing activities provided cash of $7,100 for the year ended December 31, 2006 as compared to $2,100 for the year ended December 31, 2005. The increase in cash provided was due to the repayment of a loan.

Capital Expenditures

During the past quarter we closed on a new lease for office space in Brooklyn, NY. Associated with this lease we paid a $36,000 security deposit. We moved our whole operations to the new facility at the end of January 2008. Through December 31, 2007, we spent $10,500 on building out of the new space. We plan on spending approximately $30,000 more on the leasehold improvements during the third quarter. We do not expect to have any material capital expenditures in the future. We expect research and development expenses to increase in absolute dollars as we continue to enhance our existing product line and expand service offerings. We also expect our future research and development expenses to increase in absolute dollars due to the incremental salaries, benefits and expenses related to acquisition. Capital expenditures related to computer hardware is limited because of the out-sourced options available to us.

Off-Balance Sheet Arrangements

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in applying the critical accounting policies. Certain of these critical accounting policies affect working capital account balances, including the policies for revenue recognition, allowance for doubtful accounts, inventory reserves and income taxes. These policies require that we make estimates in the preparation of our financial statements as of a given date. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Revenue Recognition

We derive our revenue from the sale of products and services that we classify into the following three categories: (1) professional services; including, custom and packaged consulting; (2) licensing; and (3) training and product sales. We have traditionally sold our services, products and licenses through customer referrals. We utilize written contracts as the means to establish the terms and conditions upon which our products and services are sold to customers.

We recognize revenue in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and related interpretations, SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104 — Revenue Recognition. For arrangements outside the scope of SOP 97-2, the we evaluate if multiple elements can be accounted for separately in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.

Professional service revenues - Custom and Packaged Consulting Revenues

Because we provide our applications as services, we follow the provisions of Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and Statement of Position (“SOP”) 97-2, Software Revenue Recognition. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

We recognize revenue resulting from professional services sold with licensing offerings (generally considered to be at the time of, or within 45 days of, sale of the licensing offering) over the term of the related professional services contract as these services are considered to be inseparable from the licensing service, and we have not yet established objective and reliable evidence of fair value for the undelivered element. Since we cannot allocate a fair value to the various elements of our contracts based on vendor-specific objective evidence, we recognize revenue in accordance with contract accounting under the percentage-of-completion method. The professional service component of the monthly payment project is recognized as the services are performed. We recognize revenues resulting from professional services sold separately from the licensing services as those professional services are performed.

Licensing and Training Revenues

We derive our licensing revenue from selling software and methodology licenses to customers. We do not provide custom software development services or create tailored products to sell to specific customers. The software licenses are sold with certain post-contract services, installation and training. As such, the combination of these products and services represent a “multiple-element” arrangement for revenue recognition purposes. Since we cannot allocate a fair value to the various elements of our contracts based on vendor-specific objective evidence, we recognize revenue in accordance with contract accounting under the percentage-of-completion method.

Product and content sales

We derive our product and content revenue from book and Internet downloadable product sales. Such sales are recognized at the point of sale.

Deferred Revenues

Deferred revenues consist of billings or payments received in advance of revenue recognition for our professional services, licensing and training services described above and we recognize them as revenue only when the revenue recognition criteria are met.

Long-Lived Assets - Including Identified Intangible Assets with Finite Lives

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from two to eight years. In accordance with SFAS 144, the Company reviews long-lived assets to be held and used for impairment whenever there is an indication that the carrying amount may not be recoverable from future estimated cash flows.

This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset. We believe that the accounting estimate related to an asset impairment is a “critical accounting estimate” because it is highly susceptible to change from period to period and requires management to make assumptions about future cash flows, and because the impact of recognizing an impairment could have a significant effect on operating results. Management’s assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future.

Intangible assets and related amortization associated with certain financings done by us are reported in deferred offering costs within the financial statements and are being amortized over the related life of the financial instrument. We also are carrying an investment in an unconsolidated subsidiary at costs as a separate line in the financial statements. We have reviewed the most current financial information related to the investment as well as projected financial results and have determined that no impairment exists relating to the investment as of December 31, 2007. We are carrying this investment, at cost, in the amount of $82,000.

Debt Obligations with Warrants

Between the period of March 2007 and August 15, 2007, pursuant to an investment subscription agreement and closing documents (the “Offering”), we offered for sale three year 10.5% convertible promissory notes (the “Notes”), convertible into shares of our common stock. In the Offering we sold units consisting of $50,000 in Notes and seven-year warrants to purchase 148,000 shares of our Common Stock, at an exercise price of $0.75 per share (the “Warrants”). We issued Notes with a face amount of $675,000 and 1,998,000 Warrants. Under a placement agent agreement related to the Offering, we also issued placement agent warrants (“Placement Warrants”) in the amount of 260,489,161.

In accordance with GAAP, we estimated the fair value of the Notes, Warrants and Placement Warrants. The initial fair value of the Notes reflected a fair value adjustment to the Notes for the estimated fair value of the Warrants issued in connection with this debt. The estimated fair value of the Warrants at the date of issuance, using the Black-Scholes valuation method, was $99,800, and has been recorded as a debt discount against the face value of the $675,000 Notes. This discount is being amortized as interest expense over the three-year term of the Notes. The initial fair value of the Placement Warrants that we are obligated to issue, using the Black Scholes valuation method, was $15,349, and has been recorded as deferred offering costs on the financial statements. The amount is being amortized over the three- year term of the Notes.

In connection with the share exchange, we received additional funding of $2,000,000 through the issuance of two year 11% convertible notes (“New Notes”) and stock purchase warrants (“New Warrants”) (both collectively, the “New Financing”). Along with the $2,000,000 face value of the notes we issued 5,714,286 warrants with one-half exercisable at $0.35 and the other half at $0.50 with an expiration date that is five years from the date of issuance. Under a placement agent agreement amendment related to the New Financing, we also issued five-year placement agent warrants (“New Placement Warrants”) in the amount of 571,429 with an exercise price of $0.35.

In accordance with GAAP, we estimated the fair value of the New Notes, New Warrants and New Placement Warrants. The initial fair value of the New Notes reflected a fair value adjustment to the New Notes for the estimated fair value of the New Warrants issued in connection with this debt. The estimated fair value of the New Warrants at the date of issuance, using the Black-Scholes valuation method, was $1,213,086 and has been recorded as a debt discount against the face value of the $2,000,000 New Notes. This discount is being amortized as interest expense over the three-year term of the Notes. The initial fair value of the New Placement Warrants that the Company is obligated to issued, using the Black Scholes valuation method, was $308,315, and has been recorded as deferred offering costs on the financial statements. The amount is being amortized over the two-year term of the New Notes.

Stock-Based Compensation

Stock-based compensation is a critical accounting policy for us, due primarily to the significant judgment required when estimating the fair value of stock-based compensation awards, including the selection of a valuation method (e.g . Black-Scholes) and the underlying assumptions within such valuation (e.g. estimated lives and volatility).

On January 1, 2006 we adopted SFAS 123(R) using the modified-prospective transition method. Under this transition method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all share-based awards granted prior to, but not yet vested as of, January 1, 2006 (including awards granted prior to January 1, 2003), based on the grant-date fair values and related service periods estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair values and related service periods estimated in accordance with the provisions of SFAS 123(R).

SFAS 123(R) clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Changes prescribed by SFAS 123(R) include a requirement that we estimate forfeitures of share-based awards at the date of grant, rather than recognizing forfeitures as incurred as permitted by SFAS 123.

The fair values of restricted share rights are determined using the closing price of our common stock on the date of grant, while the fair values of stock options and stock purchase awards are estimated at the date of grant using the Black-Scholes option-pricing model. The estimated fair values of awards are amortized over the vesting period of the applicable award.

Effective July 17, 2007, we adopted the 2007 Stock Option Plan (the “Plan”). Subsequent to June 30, 2007, we have issued stock options related to the Plan and have accounted for such options as provided for above.

Allowances for Accounts Receivable

We record a sales allowance to provide for estimated future adjustments to receivables, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. We record provisions for sales allowances as a reduction to revenues. Specific provisions are made based on amendments or renewals associated with specific subscription service arrangements, which are expected to result in the issuance of customer credits. Additionally, provisions are made based on actual credits issued as a percentage of our historical revenues. We evaluate the estimate of sales allowances on a regular basis and adjust the amount reserved accordingly.

We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Specific provisions are made based on an account-by-account analysis of collectibility. Additionally, we make provisions for non-customer-specific accounts based on our historical bad debt experience and current economic trends. We record provisions in operating expenses. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect the receivable from the customer.

Income Taxes

We make estimates to determine our current provision for income taxes, as well as deferred tax assets and liabilities, income taxes payable and any valuation allowances. Our estimates related to our current provision for income taxes are based on current tax laws. Changes in tax laws or our interpretation of tax laws could impact the amounts provided for income taxes in our financial statements. We assess the likelihood that we will be able to recover our deferred tax assets. Realization of our deferred tax assets is dependent upon future taxable income as well as our use of prudent and feasible tax planning strategies. Our estimates regarding future profitability may change due to future market and industry conditions, changes in tax laws and other factors. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, changes in tax laws, ongoing prudent and feasible profits and our stock price. To the extent we believe it is more likely than not that some portion or all of our net deferred tax assets will not be realized, we establish a valuation allowance against the deferred tax assets. To the extent we establish or change a valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax provision in the consolidated statement of operations.

DESCRIPTION OF PROPERTY

We currently do not own any real estate. Our corporate headquarters and principal finance and administrative activities are located in leased office space in Fairfield, Connecticut. Our lease is for approximately 550 square feet for a two-year term ending December 31, 2009. Our primary sales, marketing and consulting service operations are conducted out of leased office space in Brooklyn, New York. This lease commenced on December 15, 2007, is for three years and represents approximately 3200 square feet.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR
INDEPENDENCE

Transactions with Related Persons

Other than set forth below, we have not been a party to any transaction, proposed transaction, or series of transactions during the last two years in which the amount involved exceeds the lesser of (a) $120,000 or (b) one percent (1%) of the average of our total assets at year end for the last three completed fiscal years, and in which, to our knowledge, any of the following persons had, or is to have, a direct or indirect material interest: a director or executive officer; a nominee for election as a director; a beneficial owner of more than five percent of the outstanding shares of our common stock; or any member of the immediate family of any such person. As of December 31, 2007, all related party arrangements had been cancelled.

Fintech Group LLC (“FTG”)

Pursuant to a service agreement dated February 1, 2005, as amended on April 26, 2006 (“Addendum I”), we entered into a financial services consulting agreement with FTG that included the payment of $5,000 per month for tax, accounting and other financial services and certain travel related expenses. FTG is owned by our chief financial officer. The Addendum I agreement cannot be terminated for the first year and then may be terminated by us or FTG with ninety days (90) notice. As of December 31, 2006, FTG was also the beneficial owner of 175,093 shares of our common stock. For the years ended December 31, 2006 and 2005, under this agreement we paid $58,950, and $53,150 respectively. As part of the closing conditions of the share exchange described above, we terminated the consulting agreement.

Future Now Capital Markets Group, Inc. (“FNCMGI”)

Pursuant to a strategic advisory agreement dated April 26, 2006, as amended on November 24, 2006, we entered into a consulting and financial structuring agreement with FNCMGI that included the payment of $5,000 per month for general investment banking services as part of our capital markets efforts. FNCMGI is 50% owned by our chief financial officer and 50% owned by Eisenberg Holdings, LLC. On May 1, 2007, the agreement was extended by us for an additional year. For the years ended December 31, 2006 and 2005, we paid $51,150, and $47,800, respectively, under this agreement. As part of the closing conditions of the share exchange described above, we terminated the structuring agreement.

FNCMGI also held a non-exclusive license (the “License Agreement”) to Future Now, Inc.’s MAP Tools. The License Agreement was entered into between FNCMGI and Intellectual Property Licensing Group, Inc. (“IPLG”) on February 1, 2005, and amended on June 30, 2007. Upon the initial execution of the License Agreement, FNCMGI paid $50,000 for the license rights. For the period ended December 31, 2006, the Company has been accreting into income the license fee over the life of the license (seven years). The License Agreement was terminated as a condition of closing of the Share Exchange.

We believe that both of these arrangements are at least as favorable as arrangements that would have been available from unaffiliated third parties.

Loans

Pursuant to a promissory note dated October 22, 2007, William Schloth, our Chief Financial Officer, borrowed $70,000 from Future Now, Inc. to finance the exercise of stock options. The promissory note is secured by all of Mr. Schloth’s stock options. The principal is to be repaid on the earlier of (a) Mr. Schloth’s termination as our Chief Financial Officer, or (b) two years from the date of the promissory note. The promissory note is non-interest bearing.

Pursuant to a promissory note dated October 22, 2007, Howard Kaplan, our Chief Operating Officer, borrowed $25,000 from Future Now, Inc. to finance the exercise of options. The promissory note is secured by all of Mr. Kaplan’s stock options. The principal is to be repaid on the earlier of (a) Mr. Kaplan’s termination as our Chief Operating Officer, or (b) two years from the date of the promissory note. The promissory note is non-interest bearing.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We received approval from the OTC Bulletin Board on March 23, 2007 for quotation under the symbol “RPEX.OB”. Our trading symbol was changed from “RPEX.OB” to “FUTR.OB” in July 2007 in connection with a 12-for-1 forward stock split and name change.

The following table reflects the high and low bid information for our common stock obtained from Yahoo! Finance and reflects inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

The high and low bid prices of our common stock for the periods indicated below are as follows:

OTC Bulletin Board

Quarter Ended(1)	High	Low
March 31, 2007	N/A	N/A
June 30, 2007	$1.80	$1.80
September 30, 2007(2)	$0.67	$0.16
December 31, 2007	$1.01	$0.15
(1)	Our common stock received approval for quotation on March 23, 2007. The first trade occurred June 25, 2007.
(2)	Gives effect to a 12:1 stock split that occurred on July 24, 2007.

On April 18, 2008 the last trade for our common stock as reported by the quotation service operated by the OTC Bulletin Board was $0.30.

Rule 144 Shares

Pursuant to the Securities and Exchange Commission’s revisions to Rule 144, which take effect on February 15, 2008 and apply retroactively, a total of 50,394,191 shares of our common stock will become available for resale to the public after April 30, 2008, subject to the volume and trading limitations of Rule 144 as then in effect.

Holders

As of April 24, 2008 there were 79 holders of record of our common stock who held an aggregate of 71,242,191 common shares.

Our common shares are issued in registered form. Our registrar and transfer agent is Island Stock Transfer, 100 Second Avenue South, Suite 104N, St. Petersburg, Florida, 33701, Telephone: (727) 289-0010, Facsimile: (727) 289-0069.

Dividend Policy

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

Equity Compensation Plans

Under our 2007 Stock Option Plan (the “Plan”) 815,750 stock options were issued to the grantees (the “Grantees”), 2,363,893 of which had been exercised (“Option Exercises”). As part of the Option Exercises we received promissory notes from William E. Schloth and Howard Kaplan totaling $95,000. The Grantees have all agreed to have the exercise price of their options adjust to the closing price of our common stock on the closing date of the share exchange (the “Price Amendment”). As consideration for the Price Amendment, the Grantees will receive additional options equal to 25% of the then-outstanding options. There were 743,339, pre-share exchange shares granted under this provision.

Up to 8,766,313 shares of our common stock is available, as of January 31, 2008, for future issuance under the Plan. The maximum aggregate number of shares of our common stock that may be issued pursuant to the Plan is limited to 25% of the shares of common stock outstanding, which calculation is made on the first trading day of a new fiscal year; provided that, in any year no more than 8% of our common stock or derivative securitization with our common stock underlying 8% of the common stock may be issued in any fiscal year.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders	1,933,7489	0.08	N/A
Total	1,933,748	0.08

Recent Sales of Unregistered Securities

During the year ended December 31, 2006, we did not issue any equity securities which were not registered under the Securities Act of 1933.

Prior to the closing of the share exchange, Future Now, Inc. had 962,000 stock purchase warrants outstanding with note holders (the “Note Holder Warrants”). As consideration for price adjustments to the original Note Holders’ investment documents and as a result of the share exchange, we issued an additional 962,000 stock purchase warrants to the Note Holders. As of October 30, 2007, we had 1,924,000 Note Holder Warrants outstanding.

Prior to the closing of the share exchange, Future Now, Inc. had 317,886 placement agent warrants outstanding. As consideration for agreed adjustments to the original placement agent warrants as a result of the share exchange, Future Now, Inc. issued an additional 317,886 placement agent warrants. As of October 30, 2007, we had 635,771 placement agent warrants outstanding. As part of the financing, an additional 571,429 post-share exchange placement agent warrants were issued with similar terms as the warrants issued to the purchaser.

In connection with the closing of the share exchange on October 30 2007, we issued 50,394,191 shares of our common stock to the former stockholders of Future Now, Inc. We issued such common shares in reliance upon Section 4(2) of the Securities Act of 1933 to “accredited investors” (as that term is defined in Regulation D under the Securities Act of 1933). The facts relied on to make the exemption were the representation made by the parties to the share exchange agreement.

In connection with the above described share exchange, we entered into a Convertible Note Agreement, Securities Purchase Agreement, two Warrant Agreements, Pledge and Security Agreement (collectively, the “Financing Agreements”), with one purchaser named therein. The Financing Agreements provide for the offering by the Company to the purchaser of $2,000,000 in an 11% Secured Convertible Note (the “Note”) having a maturity date which is on the second anniversary of the closing date. Interest on the Note was prepaid. We issued such Note and Warrants in reliance upon Regulation D and/or Section 4(2) of the Securities Act of 1933 to an “accredited investor” (as that term is defined in Regulation D under the Securities Act of 1933). The facts relied on to make the exemption were the representations made by the purchaser under the Financing Agreements.

As of April 24, 2008, the Company had 71,242,191 shares of its voting common stock outstanding.

EXECUTIVE COMPENSATION

The following table sets forth the aggregate cash compensation paid by us to: (i) our Chief Executive Officer, Chief Financial Officer; and (ii) its most highly compensated executive officers whose cash compensation exceeded $100,000 for services performed during the fiscal years ended June 30, 2007 and 2006:

Name and Principal Position	Year (*)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Jeffrey Eisenberg	2007	135,612	0	0	0	0		0	135,612
Director, Chief Executive Officer and President	2006	0	0	0		0		0	0

Bryan Eisenberg	2007	135,612	0	0	0	0		0	135,612
Director and Executive Vice President of Intellectual Property	2006	0	0	0	0	0		0	0

William Schloth	2007	107,315	0	0	0	0		0	107,315
Chief Financial Officer and Director	2006	0	0	0	0	0		0	0

No executive officer of our Company received annual salary and bonus in excess of $100,000 for our Company’s fiscal year ended June 30, 2006. During such time, we did not pay any salaries or bonuses to any of our executive officers.

Employment Contracts and Termination of Employment Arrangements

On October 30, 2007, we entered into an employment agreement with Jeffrey Eisenberg, pursuant to which Mr. Eisenberg agreed to serve as our Chief Executive Officer and President upon the closing of the share exchange. Mr. Eisenberg’s annual base salary is $150,000. Mr. Eisenberg is also entitled to conditional performance-based stock grants, based upon our achieving certain year-end performance objectives for revenue and profitability. The stock grants will be calculated as a percentage of our outstanding common equity, varying from 2.0% to 0.5%, and will be granted over a period of five years. The agreement has a three-year term, with automatic extensions of successive additional one-year terms. If we terminate the agreement with Mr. Eisenberg without cause, Mr. Eisenberg will be entitled to receive his annual base salary for three (3) months after termination of employment.

On October 30, 2007, we entered into an employment agreement with Bryan Eisenberg, pursuant to which Mr. Eisenberg agreed to serve as our Executive Vice President of Intellectual Property upon the closing of the share exchange. Mr. Eisenberg’s annual base salary is $150,000. Mr. Eisenberg is also entitled to conditional performance-based stock grants, based upon our achieving certain year-end performance objectives for revenue and profitability. The stock grants will be calculated as a percentage of our outstanding common equity, varying from 2.25% to 0.55%, and will be granted over a period of five years. The agreement has a three-year term, with automatic extensions of successive additional one-year terms. Mr. Eisenberg will be entitled to receive his annual base salary for three (3) months after termination of employment.

On October 30, 2007, we entered into an employment agreement with William E. Schloth, pursuant to which Mr. Schloth agreed to serve as our Chief Financial Officer upon the closing of the share exchange. Mr. Schloth’s annual base salary is $135,000. In addition, he received a $25,000 bonus for closing the share exchange. Mr. Schloth is also entitled to conditional performance-based stock grants, based upon our achieving certain year-end performance objectives for revenue and profitability. The stock grants will be calculated as a percentage of our outstanding common equity, varying from 2.0% to 0.5%, and will be granted over a period of five years. Mr. Schloth will be entitled to receive his annual base salary for three (3) months after termination of employment.

On October 30, 2007, we entered into an employment agreement with John Quarto-Von Tivadar, pursuant to which Mr. Quarto-Von Tivadar agreed to serve as our Chief Scientist upon the closing of the share exchange. Mr. Quarto-Von Tivadar’s annual base salary is $100,000. Mr. Quarto-Von Tivadar will be entitled to receive his annual base salary for three (3) months after termination of employment.

On October 30, 2007, we entered into an employment agreement with Howard Kaplan, pursuant to which Mr. Kaplan agreed to serve as our Chief Operating Officer upon the closing of the share exchange. Mr. Kaplan’s annual base salary is $120,000. Mr. Kaplan will be entitled to receive his annual base salary for three (3) months after termination of employment.

Stock Option Plan

Prior to the share exchange with Future Now, Inc., we did not have a stock option plan for our employees. As a condition of the closing of the share exchange, we agreed to adopt Future Now, Inc.’s 2007 Stock Option Plan under which 7,545,868 stock options were issued to the grantees (the “Grantees”), 2,363,893 of which had been exercised (“Option Exercises”). As part of the Option Exercises we received promissory notes from William E. Schloth and Howard Kaplan totaling $95,000. The Grantees have all agreed to have the exercise price of their options adjust to the closing price of our common stock on the closing date of the share exchange (the “Price Amendment”). As consideration for the Price Amendment, the Grantees will receive additional options equal to 25% of the then-outstanding options. There were 80,361 pre-share exchange shares granted under this provision. As of March 31, 2008, a total of 6,387,634 options were issued and outstanding at a weighted average exercise price of $0.36 per share.

Stock Options/SAR Grants

We did not grant any options or stock appreciation rights during our fiscal year ended June 30, 2006.

Prior to the closing of the share exchange, Future Now, Inc. had 5,181,795 stock options outstanding. As consideration for agreed adjustments to the original options contracts as a result of the share exchange, it issued an additional 635,771 stock options. As such, immediately preceding the closing of the share exchange, Future Now, Inc. had 5,925,143 options outstanding.

Directors Compensation

We reimbursed our directors for expenses incurred in connection with attending board meetings but did not pay director’s fees or other cash compensation for services rendered as directors during our prior fiscal year or before the share exchange.

We have no present formal plan for compensating our directors for their service in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. The board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Members of special or standing committees may be allowed reimbursement and compensation for attending committee meetings.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

Effective October 30, 2007, we dismissed De Leon & Company, P.A., Pembroke Pines, Florida (“De Leon”) as our independent accountants. De Leon had previously been engaged as the principal accountant to audit our financial statements. The reason for the dismissal of De Leon is that, following the consummation of the share exchange agreement with Future Now, Inc. which resulted in a change of control of us on October 30, 2007, (i) the former shareholders of Future Now, Inc. now own a majority of the outstanding shares of our common stock, and (ii) our primary business has become the business previously conducted by Future Now, Inc. Future Now, Inc.’s independent registered public accounting firm was the firm of Rosenberg, Rich, Baker and Berman, LLP (“RRBB”). We did not have any disagreements with DeLeon. We believed that it was in our best interest to continue to work with RRBB, and we therefore retained RRBB as our new independent registered public accounting firm, effective as of October 30, 2007. The decision to change accountants was approved by our board of directors on October 30, 2007.

Future Now, Inc. has not had a change in accountants for either of the two most recent fiscal years or the subsequent interim period through the date of this prospectus.

INDEX TO FINANCIAL STATEMENTS

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.)

Page

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Report of Independent Registered Public Accounting Firm for the years ended December 31, 2006 and 2005	F–1

Consolidated Balance Sheets for the Years Ended December 31, 2006 and 2005	F–2

Consolidated Statements of Income for the Years Ended December 31, 2006 and 2005	F–3

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2006 and 2005	F–4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006 and 2005	F–5

Notes to Financial Statements for the Years Ended December 31, 2006 and 2005	F–6

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

Report of Independent Registered Public Accounting Firm for the six months ended June 30, 2007	F–17

Consolidated Balance Sheet for the Period Ended June 30, 2007	F–18

Consolidated Statements of Income for the Six Months Ended June 30, 2007 (Audited) and June 30, 2006 (Unaudited)	F–19

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Period Ended June 30, 2007	F–20

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 (Audited) and June 30, 2006 Unaudited	F–21

Notes to Financial Statements as of June 30, 2007	F–22

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006

Consolidated Balance Sheet (Unaudited) as of December 31, 2007	F–34

Consolidated Statements of Operations (Unaudited) for the Three Months and Six Months Ended December 31, 2007 and 2006	F–35

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) (Unaudited) for the Six Months Ended December 31, 2007	F–36

Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended December 31, 2007 and 2006	F–37

Notes to Consolidated Financial Statements (Unaudited) as of December 31, 2007	F–38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary

We have audited the accompanying balance sheets of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary as of December 31, 2006, and 2005, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As more fully disclosed in Note 8 to the consolidated financial statements, the accompanying consolidated financial statements referred to above have been restated.

/s/ Rosenberg Rich Baker Berman & Co.

September 24, 2007, except for Note 8, which is as of March 3, 2008
Bridgewater, NJ

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
(expressed in US dollars)
CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Dec 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$264,113	$311,967
Accounts receivable, net	104,000	130,959
Note receivable	–	7,100
Income tax receivable	13,253	–
TOTAL CURRENT ASSETS	381,366	450,026

Other assets	5,881	11,288
Deferred tax asset	28,348	81,631
TOTAL ASSETS	$415,595	$542,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$49,306	$246,927
Deferred revenue	27,511	–
Income tax payable	–	15,576
TOTAL CURRENT LIABILITIES	76,817	262,503

Deferred licensing fees	36,905	44,048
TOTAL LIABILITIES	113,722	306,551

Minority interest in subsidiary	–	219,919

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value, 75,000,000 shares authorized, 44,400,000 and 37,000,000 shares issued and outstanding as of December 31, 2006 and 2005, respectively	44,400	37,000
Additional paid–in capital	212,074	(34,360)
Retained earnings	79,759	13,835
TOTAL STOCKHOLDERS’ EQUITY	301,873	16,475
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$415,595	$542,945

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
(expressed in US dollars)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Twelve Months Ended Dec 31,
	2006 (as restated)	2005 (as restated)
Revenues:
Custom Consulting	$716,747	$888,193
Productized consulting	464,000	132,800
Licensing and training	238,242	143,569
Product and content sales	108,650	42,997
Total Revenues	1,527,639	1,207,559
Cost of Revenues	601,379	501,147
Gross Profit	926,260	706,412

Operating expenses:
Marketing and sales	6,421	-
Related party transactions	110,100	100,950
General and administrative	650,628	479,783
Total operating expenses	767,149	580,733

Net operating income	159,111	125,679

Other (income) expenses
Interest (income) expense	(4,241)	(3,365)
Other (income) expense	1,722	96
Publishing and book promotion, net of sales	40,038	76,378
Total operating expenses	37,518	73,109

Minority interest in income of consolidated subsidiary	-	2,261

Income before taxes	121,593	54,831
Income tax	55,669	18,232

Net income	$65,924	$36,599

Earnings Per Share
Net income per share – basic and diluted	$0.00	$0.00

Weighted average shares outstanding	37,040,548	37,000,000

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
(expressed in US dollars)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Preferred Stock		Common			Retained	Stockholders'
	Shares	Par Value	Shares	Par Value	Paid-In Capital	Earnings (Deficit)	Equity (Deficit)
Balance December 31, 2004	0	$-	37,000,000	$37,000	$(34,360)	$(22,764)	$(20,124)

Net Income for Period						36,599	36,599

Balance December 31, 2005	0	$-	37,000,000	$37,000	$(34,360)	$13,835	$16,475

Share Exchange	-	0	7,400,000	7,400	212,074	0	219,474

Net Income for Period						65,924	65,924

Balance, December 31, 2006	0	$-	44,400,000	$44,400	$177,714	$79,759	$301,873

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
(expressed in US dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Twelve Months Ended Dec. 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		(as restated )
Net Income	$65,924	$36,599
Adjustments to reconcile net income (loss) to cash used in operating activities:
Change in deferred tax asset (liability)	53,283	(4,809)
Provision for doubtful accounts	(7,500)	(1,306)
Write off of capitalized software costs	–	25,000
Minority interest in subsidiaries	–	(2,261)

Change in operating assets and liabilities:
Accounts receivable	34,459	(28,193)
Other assets	(131)	12,179
Prepaid expenses	–	40,857
Income tax receivables/payable	(28,829)	4,701
Accounts payable and accrued expenses	(196,361)	(159,594)
Deferred revenue	27,511	(3,500)
Security deposit	5,538	(1,938)
Other Liabilities	(7,143)	3,191
Net cash used in operating activities	$(53,249)	$(104,074)

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from (issuance of) note receivable	7,100	(2,100)
Net cash provided by investing activities	$7,100	$(2,100)

CASH FLOW FROM FINANCING ACTIVITIES:
Dividend Payment	(1,705)	–
Net cash used in financing activities	$(1,705)	$–

NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,854)	(81,174)

CASH AND CASH EQUIVALENTS at beginning of period	311,967	393,141
CASH AND CASH EQUIVALENTS at end of period	$264,113	$311,967

Supplemental disclosure of cash flow information
Cash paid for:
Interest	–	–
Income taxes	32,961	23,042

Supplemental schedule of non–cash investing and financing activities
Issuance of 7,400,000 common shares for share exchange with minority interest stockholders of IPLG:
Common stock	7,400	–
Additional paid in capital	212,074	–

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 1. The Company and Nature of Business

Formed in 1997, Future Now Group Inc (formerly Future Now, Inc.) (the “Company”), through a proprietary methodology and supporting set of software tools (“MAP Tools), provides optimization services that help businesses improve their online marketing efforts thereby generating more sales, leads, and subscriptions. The framework that makes up the intellectual property, Persuasion Architecture®, delivers clients “blueprints” to plan, measure and improve their online sales and marketing initiatives.

Through a rights contribution, technical cooperation and non-compete agreement (the “Rights Agreement”) dated as of October 3, 2003, the Company contributed its MAP Tools to its then majority owned subsidiary, Intellectual Property Licensing Group, Inc. (formerly, Persuasion Architecture, Inc.) in return for 3,250,000 shares of IPLG. Through the Rights Agreement, the Company assigned and transferred to IPLG all right, title and interest in any patent rights. Technology, improvement patent and all intellectual property rights related to MAP Tools (all collectively, “Intellectual Property”). The Company intends to maintain all its Intellectual Property in IPLG and licensing and perform training through IPLG.

On December 29, 2006, the Company completed a share exchange with IPLG whereby an additional 7,400,000 shares of the Company’s Common Stock were issued and allocated proportionately to the then-existing stockholders of IPLG. As a result of the transaction, IPLG became a 100% owned subsidiary. IPLG holds the intellectual property rights to MAP Tools as well as will hold further intellectual property improvements and new developments. It is the intention of the Company to handle all its licensing related activities out of IPLG. As a result of the share exchange the Company re-classed the minority interest of $219,919 recorded on its balance sheet as of December 31, 2005 to paid-in capital.

Subsequent to the year ended December 31, 2006, Future Now, Inc. completed a reverse merger transaction (also referred to as the “share exchange”) with Future Now Group Inc (“FNGI”), a publicly traded company listed on the over-the-counter bulletin board market under the symbol “FUTR”. In accordance with the closing of the reverse merger, FNGI issued 50,394,191 common shares to the stockholders, in exchange for the acquisition of all of the 5,448,021 issued and outstanding common shares of Future Now, Inc. on the basis of 9.25 common shares of FNGI for every one share of FNI’s common stock.

The above transaction has been accounted for as a reverse merger (recapitalization) with Future Now, Inc. being deemed the accounting acquirer and Future Now Group Inc. being deemed the legal acquirer. Accordingly, all historical financial information presented in all future filings of Future Now Group Inc. since October 30, 2007 (the date of the reverse merger) will be that of Future Now, Inc.

The consolidated balance sheets and statements of changes in stockholders equity (deficit) have been revised show the effect on the outstanding shares resulting from the reverse merger which occurred on October 30, 2007. The effect on the outstanding shares is based on the 9.25 common shares of FNGI for every one share of FNI’s common stock. In addition, where required, all share amounts have been revised to reflect the 9.25 common shares of FNGI for every one share of FNI’s common stock.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Future Now, Inc. and its wholly owned subsidiary IPLG. All inter-company balances and transactions have been eliminated in the consolidated financial statements. As of December 31, 2005, the Company owned 3,250,000 shares of the total voting stock of IPLG of 4,810,000, representing an ownership percentage of 67.6%. As such, for the financial statement information presented for the year ended December 31, 2005 the Company reflected a minority owned interest in IPLG of $219,919 on the Balance Sheet.

Concentration of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term marketable securities, long-term investments and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Revenue Recognition

The Company derives its revenue from the sale of products and services that it classifies into the following three categories: (1) professional services, including, custom & packaged consulting; (2) licensing, and (3) training and product sales. The Company has traditionally sold its services, products and licenses through customer referrals. The Company utilizes written contracts as the means to establish the terms and conditions upon which its products and services are sold to customers.

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition , and related interpretations, SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104 — Revenue Recognition. For arrangements outside the scope of SOP 97-2, the Company evaluates if multiple elements can be accounted for separately in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Professional service revenues - Custom and Packaged Consulting Revenues

Because the Company provides its applications as services, it follows the provisions of SAB No. 104, Revenue Recognition, and SOP 97-2, Software Revenue Recognition. The Company recognizes revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

The Company recognizes revenue resulting from professional services sold with licensing offerings (generally considered to be at the time of, or within 45 days of, sale of the licensing offering) over the term of the related professional services contract as these services are considered to be inseparable from the licensing service, and the Company has not yet established objective and reliable evidence of fair value for the undelivered element. Since the Company cannot allocate a fair value to the various elements of its contracts based on vendor-specific objective evidence, the Company recognizes revenue in accordance with contract accounting under the percentage-of-completion method. The professional service component of the monthly payment project is recognized as the services are performed. The Company recognizes revenues resulting from professional services sold separately from the licensing services as those professional services are performed.

Licensing and training revenues

The Company derives its licensing revenue from selling software and methodology licenses to customers. The Company does not provide custom software development services or create tailored products to sell to specific customers. The software licenses are sold with certain post-contract services, installation and training. As such, the combination of these products and services represent a “multiple-element” arrangement for revenue recognition purposes. Since the Company cannot allocate a fair value to the various elements of its contracts based on vendor-specific objective evidence, the Company recognizes revenue in accordance with contract accounting under the percentage-of-completion method.

Product and content sales

The Company derives its product and content revenue from book and Internet downloadable product sales. Such sales are recognized at the point of sale.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents are comprised of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Accounts Receivable

The Company’s accounts receivable are derived from a large number of direct customers. Collateral is not required for accounts receivable. The Company maintains an allowance for potential credit losses as considered necessary. At December 31, 2006 and 2005, the allowance for potential credit losses was $7,500 and $15,000, respectively. The Company performs ongoing reviews of all customers that have breached their payment terms or for whom information has become available indicating a risk of non-recoverability. The Company records an allowance for bad debts for specific customers identified as well as an allowance based on its historical collection experience. The Company’s evaluation of the allowance for potential credit losses requires the use of estimates and the actual results may differ from these estimates.

Deferred Revenues

Deferred revenues consist of billings or payments received in advance of revenue recognition for the Company’s professional services, licensing and training services described above and the Company recognizes them as revenue only when the revenue recognition criteria are met.

Software Development Costs

Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company determines technological feasibility when a working model has been completed. After technological feasibility is established, any additional costs are capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, until the product is available for general release. The Company has not capitalized any software development costs because technological feasibility has not been established for software being developed during the years ended December 31, 2006 and 2005.

Cost of Revenues

The Company’s cost of revenues primarily consists of personnel associated with the Company’s professional services as well as network operations.

Income Taxes

The Company provides for income taxes using the asset and liability method. Under the liability method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of future income tax assets is dependent upon the generation of sufficient future taxable income during the period in which the deferred tax assets are recoverable. Management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and whether a valuation allowance is required to reflect any uncertainty. Management has determined that no such valuation allowance was necessary as of December 31, 2006. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Tax rate changes are reflected in the computation of the income tax provision during the period such changes are enacted.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Future Accounting Requirements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes , which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 will be effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 (“SFAS No. 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The accounting provisions of SFAS No. 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108 (“SAB No. 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements , which addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires companies to quantify misstatements using both the balance sheet and income statement approaches to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the initial adoption is determined to be material, SAB No. 108 allows companies to record that effect as a cumulative effect adjustment to beginning-of-year retained earnings. The accounting provisions of SAB No. 108 became effective for the Company as of the end of its 2006 fiscal year. There was no impact to the Company’s financial statements as a result of the adoption of SAB No. 108.

Note 3. Stockholders’ Equity

Common Stock

The Company is authorized to issue up to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock both with par value of $0.001. The Company had 44,400,000, and 37,000,000 shares of common stock issued and outstanding as of December 31, 2006 and 2005, respectively. As part of the share exchange the Company entered into an escrow agreement with John Quarto-von Tivadar, its Chief Scientist whereby 1,935,248 shares of common stock were reserved for future issuance based upon certain annualized gross revenue achievements or a specified time period with the first time period of one year from the issuance date. As of December 31, 2006 no shares have been released under the escrow agreement.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Share Exchange between the Company and IPLG

On December 29, 2006, the Company completed the share exchange with its majority-owned subsidiary, IPLG and all the existing stockholders of IPLG. As part of the share exchange the stockholders of IPLG received on a pro-rata basis a total of 7,400,000 shares of the Company’s Common Stock for 100% of their IPLG Common or Preferred Stock then outstanding. As a result IPLG became a 100% owned subsidiary of the Company. As part of the share exchange the Company also entered into the escrow agreement description above.

Issuance of Series A Preferred Stock of IPLG

Pursuant to a confidential private placement memorandum dated June 14, 2004 whereby IPLG offered up to 1,500,000 shares of its 7% Cumulative Series A Redeemable Preferred Stock (the “Series A Stock”) and warrants to purchase an additional 750,000 shares (the “Warrants”), IPLG sold one unit totaling $50,000 to an investor (the “Investor”). As part of the sale, IPLG issued 100,000 shares of Series A Stock and 50,000 Warrants to the Investor. The private placement closed on August 9, 2004. The warrants are exercisable for a period of five years from the Issuance Date at $1.00 per share. As part of the share exchange complete in 2006, the Company issued the Investor 25,210 shares of its Common Stock in exchange for the Investor Series A Stock and the retirement of the Warrants. During 2006, a dividend payment on the Series A Stock was made of $1,705.

Private Common Stock and Warrant Purchase Agreement

Pursuant to a private common stock and warrant purchase agreement dated as of February 23, 2004 by and between IPLG and iProspect, Inc. (“iProspect”), IPLG sold to iProspect 100,000 (“iProspect Shares”) of newly issued Common Stock and Warrants to purchase 500,000 additional shares of Common Stock with an exercise price of $1.00 per share, expiring six months from the date of issuance. In consideration for the Common Stock and Warrants, iProspect paid $25,000 in new consideration, $25,000 in monies owed the Company and contributed $150,000 of professional service to IPLG, the Company or its affiliates. Through an agreement (the “License Agreement”) with iProspect entered into February 21, 2003, the Company granted iProspect the right to license or sell MAP Tools. The License Agreement was amended in 2003, with an approval by iProspect of the Rights Agreement, payment of certain licensing and training fees by iProspect and included a perpetual licensing agreement (the “Perpetual Licensing Agreement”) whereby IPLG would not enter into an agreement with any other search engine optimization, positioning or marketing firm or any agency, advertising agency or organization engage in such activities what-so ever (“Exclusivity Provision”). An amendment to the Perpetual Licensing Agreement dated February 23, 2004, was entered into whereby for the release of the Exclusivity Clause other than a few specifically identity companies, IPLG agreed to a reduction in the licensing, support and training fees (the “Amendment Agreement”). Pursuant to a quitclaim and renunciation of interest agreement made effective December 29, 2006, between iProspect, IPLG and the Company, the Amended Agreement was terminated, the iProspect Shares were returned to IPLG, IPLG agreed to terminate any further payments due, and as allowed iProspect to retain a royalty free, irrevocable, non-transferable and non-exclusive right to practice the CAS Process and some minor additional training which has been completed.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 4. Income Taxes

	Twelve Months Ended Dec 31,
	2006	2005
Income before income taxes	121,593	54,831

The components of the provision for income taxes are as follows:

	Twelve Months Ended Dec 31,
	2006	2005
Current
Federal	$0	$10,521
State & Local	1,186	6,106
Local	1,200	6,415
Total current tax provision	$2,386	$23,042

Deferred
Federal	$46,623	$(4,274)
State	6,660	(536
Local	0	0
Total deferred tax provision(benefit)	53,283	(4,810)
Total tax provision	$55,669	$18,232

Temporary differences:

	Twelve Months Ended December 31,
	2006	2005

Deferred Tax Assets:
Net operating loss carry-forward	$20,848	$80,595
Allowance for doubtful accounts	7,500	1,036
Less: valuation allowance	0	0
Net deferred tax assets	28,348	81,631

Deferred tax liabilities:
Prepaid expenses	0	0
Equipment and property	0	0
Intangibles
Net deferred tax asset/(liability)	$28,348	$81,631

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

The Company had federal net operating loss carry forwards of approximately $71,407, and $207,000 as of December 31, 2006 and 2005, respectively. The Company had state net operating loss carry forwards of approximately $67,073 and $202,666 as of December 31, 2006, and 2005, respectively. The tax loss carry forwards are available to offset future taxable income with the federal and state carry forwards beginning to expire in 2019.

In 2006, net deferred tax assets decreased $57,283 primarily due to the use of loss carryforwards in the 2006. The realization of the tax benefits are subject to the sufficiency of taxable income in future years. The combined deferred tax assets represent the amounts expected to be realized before expiration.

The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, the Company concluded that it is more-likely-than-not that its net deferred tax assets will ultimately be recovered and, accordingly, no valuation allowance was recorded as of December 31, 2006.

The difference between the expected income tax expense (benefit) and the actual tax expense (benefit) computed by using the Federal statutory rate of 35% is as follows:

	Twelve Months Ended December 31,
	2006	2005
Expected income tax (benefit) at statutory rate of 35%	$42,557	$19,191
State and local tax (benefit), net of federal	12,814	(7,756)

Other:
Meals & Entertainment	298	6,797
Other	0	0
Income tax expense	$55,669	$18,232

Note 5. Commitments and Contingencies

The Company leases its office facility on a month-to-month basis and has no other lease arrangements. The office facility lease includes a five-month notification clause to the landlord if the Company intends to vacate the property. On September 5, 2007, the Company notified the landlord that it will be vacating the property on or before January 31, 2008. Rent expense under the facility lease arrangements totaled $69,437 and $53,980 for the years ended December 31, 2006 and 2005, respectively.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 6. Related Party Transaction and Arrangements

Eisenberg Holdings, LLC (“EHI”)

EHI was established on September 22, 2003, and is presently owned 40% by Jeffrey Eisenberg, the CEO of the Company, 40% by Bryan Eisenberg, the Executive Vice President of the Company (both collectively, the “Eisenbergs”), and 10% by Esther Eisenberg. As of December 31, 2006, EHI held 36,681,883 Common Shares of the Company that equates to an 82.6% basic, and 79.2% fully diluted ownership in the Company. EHI operates as a holding company for the Eisenberg’s investment portfolio as well as an operating entity for individual speaking and other publishing activities of the Eisenbergs. Along with the release of the Eisenbergs book, “Waiting for your Cat to Bark?” in 2006, and “Call to Action” in 2005, the Company has recorded a non-recurring publishing and book promotion expense, net of book sales in the amount of $40,038 and $76,378 in other (income) expense for the years ended December 31, 2006, and 2005, respectively.

Fintech Group LLC (“FTG”)

Pursuant to a service agreement dated 2/1/2005 (“Consulting Agreement”), as amended on April 26, 2006 (“Addendum I”), the Company entered into a financial services consulting agreement with FTG that included the payment of $5,000 per month for tax, accounting and other financial services and certain travel related expenses. FTG is owned by the chief financial officer of the Company. The Addendum I agreement cannot be terminated for the first year and then may be terminated by the Company or FTG with ninety days (90) notice. As of December 31, 2006, FTG was also the beneficial owner of 175,093 shares of the Company’s Common Stock. For the years ended December 31, 2006 and 2005, under this agreement the Company paid $58,950, and $53,150 respectively. As part of the closing conditions of the Reverse Merge described in Note 7, the Company terminated the Consulting Agreement.

Future Now Capital Markets Group, Inc.(“FNCMGI”)

Pursuant to a strategic advisory agreement (“Structuring Agreement”) dated April 26, 2006, as amended on November 24, 2006, the Company entered into a consulting and financial structuring agreement with FNCMGI that included the payment of $5,000 per month for general investment banking services as part of the Company’s capital markets efforts. FNCMGI is 50% owned by the chief financial officer and 50% owned by Eisenberg Holdings, LLC. On May 1, 2007, the agreement was extended by the Company for an additional year. For the years ended December 31, 2006 and 2005, the Company paid $51,150, and $47,800, respectively, under this agreement. As part of the closing conditions of the Reverse Merge described in Note 7, the Company will terminate the Structuring Agreement.

FNCMGI also held a non-exclusive license (“License Agreement”) to the Company’s MAP Tools. The License Agreement was signed between FNCMGI and IPLG on February 1, 2005, and amended on June 30, 2007 (“Amendment”). Upon the initial execution of the License Agreement FNCMGI paid $50,000 for the license rights. For the period ended December 31, 2006, the Company has been accreting into income the license fee over the life of the license (seven years). In connection with the Amendment, FNI has the right to terminate the Licensing Agreement and repay the $50,000 initially paid by FNCMGI. As part of the closing conditions of the Reverse Merge described in Note 7, the Company terminated the Licensing Agreement.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Note 7. Subsequent Events

Private Placement

In the first quarter of 2007, pursuant to an investment subscription agreement and closing documents (the “Offering”), the Company sold $675,000 in face value of 10.5% convertible promissory notes (the “Notes”), convertible into shares of the Company’s common stock. To assist with the Offering, the Company engaged Southridge Investment Group LLC (“SIG”), a registered NASD member firm. The placement fees paid to SIG amounted to $58,500. Each $50,000 in Notes included the issuance of seven-year warrants to purchase 148,000 shares of the Company’s Common Stock or like security issued in a qualified financing or acquisition, at an exercise price of $0.08 per share. The Notes shall be redeemed at the earlier of either (i) repayment from the sales escrow redemption feature (the “Redemption Feature”) or; (ii) three years from the date of issuance or; (iii) a financing transaction of at least $2,500,000 (the “Qualified Financing”), or (iv) the closing of a material acquisition of the Company, whether by merger, recapitalization, sale of assets or other similar material transaction (an “Acquisition”). At the Note holder’s option, all, or a portion of, the principal and accrued interest on the Notes may be converted into shares of the Company’s Common Stock along with a Qualified Financing or Acquisition. The number of shares into which the Notes are convertible into will equal the quotient of the converted principal and interest divided by the lower of; (i) the price per share issued in a Qualified Financing or Acquisition, at a 20% discount, or (ii) $3.25. If the holder elects the conversion option the minimum number of shares each Unit will convert into is 14,311 shares of the Company’s Common Stock. As additional protection against repayment of the Notes, under the Redemption Feature, the Company will escrow three and one-half (3.5%) of its gross revenues in a separate bank account and pay-down the Notes, on a semi-annual basis, until such a time that the total principal has been repaid. Unless the Notes are fully paid off, the first payment under the Redemption Feature will be due within thirty (“30”) days of the first anniversary of the Notes and then on a semi-annual basis thereafter. The Offering was closed as of August 15, 2007.

Adoption of Stock Option Plan

On July 18, 2007, through written consent in lieu of a special meeting of the stockholders and the Board of Directors (the “Board”) of the Company, the 2007 stock incentive plan was adopted (the “Plan”). The Plan provides a maximum number of the Company’s common stock that may be issued thereunder, which amount shall be equal to no more than 20% of the outstanding common stock of the Company, determined on the first trading day of each fiscal year; and in the event of a merger or consolidation of the Company with another entity, the Board shall take all appropriate measures to ensure that the Plan shall be retained, recognized and implemented by the surviving corporation. Any stock or options granted under the plan shall be converted into stock of, or options to purchase stock of, the surviving corporation. On July 18, 2007, the Board granted 5,337,250 options under the Plan to key employees and affiliated personnel (both, the “Grantees”). The options granted had an exercise price of $0.049 and were immediately vested. Effective as of August 23, 2007, the Grantees further agreed in writing that the exercise price would reset to the price of the stock on the day the above reverse merger was completed. As consideration for this adjustment, the Company will grant the Grantees additional options that represent 25% of the Grantees’ original option grants with the same terms and conditions.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Alkemi International Pty Ltd Investment & Limited Term Licensing Agreement

On June 13, 2007, the Company entered in a licensing agreement, a stockholders agreement and a call option deed (all collectively, the “AIPL Agreements”) with Alkemi International Pty Ltd (“AIPL”). Under the AIPL Agreements, AIPL received a limited term exclusive licensing agreement (17 months) to resell and deliver the intellectual property of the Company in the Australian and New Zealand Territories and the Company would have a right to covert any monies owed per the Agreements from AIPL to ownership position in AIPL. On July 23, 2007, the Company delivered to AIPL notice to issue shares that totaled the outstanding balance due from AIPL as of June 13, 2007 to equity in AIPL (then amount was $84,000). A valuation opinion was obtained whereby the value of AIPL was set at $959,300 AUD (exchange rate 1.18619 or US$808,724) and as such the Company received an amount equal to $97,268 AUD or 159,897 shares of AIPL. The Company’s will continue to accrue monies owed from AIPL until a total of US$62,629 is due from AIPL. At such a time the amount will automatically be converted into additional shares of AIPL and the total ownership percentage at that time of AIPL by the Company will equal 15% of AIPL. Payments to the Company will then commence based upon the licensing agreement. The original agreement with AIPL began in 2004. Outstanding accounts receivable at December 31, 2006 and 2005 was $62,000 and $14,000, respectively. As of the date of this report the December 31, 2006 balance has been converted along with the additional fee accruals through May 31, 2007.

Letter of Intent for Reverse Merger Transaction with Reperio Exploration, Inc.

On May 11, 2007, the Company entered into a non-binding letter of intent (“LOI”) with Reperio Exploration, Inc. (“RPEX”). RPEX is a publicly traded company on the over-the-counter bulletin board under the symbol RPEX.OB. Among other things provided for in the LOI, all the stockholders of the Company will exchange their shares of the Company’s common stock for a proportional amount of shares of RPEX. As part of the closing conditions of the reverse merger, RPEX will have at least $1,000,000 in cash from a financing that will close concurrently with the close of the reverse merger. Following the reverse merger, the Company’s present board of directors will take over as the board of RPEX and the present stockholders of the Company will constitute a majority of the voting stock of RPEX.

Note 8. Restatement

The Company restated the following items for the years ended December 31, 2006 and 2005:

•	earnings per share data and weighted average shares information has been disclosed on the face of the Statement of Operations;

•	related party transaction information as described in Note 6 has been separately disclosed in the operating expense section on the face of the Statement of Operations;

•	reclassified the write-off of capitalized software from investing to operating activities on the face of the Statement of Cash Flows; and

•	revised Note 1 to better disclose the nature of the Company’s business.

There was no impact of these adjustments on the net income, cash flows or balance sheet information as originally reported.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary

We have audited the accompanying balance sheet of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary as of June 30, 2007, and the related statements of income, stockholders’ equity, and cash flows for the six months then ended. Future Now, Inc and Subsidiary’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Now Group, Inc. (formerly Future Now, Inc.) and Subsidiary as of June 30, 2007 and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
January 28, 2008

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) AND THE SUBSIDIARY
CONSOLIDATED BALANCE SHEET
FOR THE PERIOD ENDED JUNE 30, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$640,041
Accounts receivable, net	322,442
Income tax receivable	7,481
TOTAL CURRENT ASSETS	969,964

Fixed assets, net	5,300
Investment in unconsolidated subsidiary, at cost	82,000
Deferred offering costs	73,013
Deferred tax asset	68,294
Other assets	2,731
TOTAL ASSETS	$1,201,302

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$212,189
Deferred revenue	27,600
TOTAL CURRENT LIABILITIES	239,789

Deferred licensing fees	33,334
Convertible debentures, net of discount	537,758
TOTAL LIABILITIES	810,881

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	–
Common stock, $.001 par value, 900,000,000 shares authorized, 44,400,000 shares issued and outstanding	44,400
Additional paid-in capital	177,714
Retained earnings	61,721
TOTAL STOCKHOLDERS’ EQUITY	390,421
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,201,302

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) AND THE SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (AUDITED) AND 2006 (UNAUDITED)

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006 (Unaudited)

Revenues:
Custom Consulting	$510,411	$408,472
Productized consulting	518,387	194,935
Licensing and training	187,210	127,826
Product and content sales	15,338	0
Total Revenues	$1,231,346	731,233

Cost of Revenues	323,927	163,228
Gross Profit	907,419	568,005

Operating expenses:
Marketing and sales	40,987	1,035
Related party transactions	60,000	30,345
General and administrative	837,731	482,881

Total operating expenses	938,718	514,261

Net operating income (loss)	(31,299)	53,744

Other (income) expenses
Interest (income) expense	19,820	(2,521)
Other expense	3,360	1,612
Publishing and book promotion(net of sales)	2,883	200,052
Total other expenses	26,063	199,143

Loss before taxes	(57,362)	(145,399)
Income tax benefit	39,324	56,246

Net loss	$(18,038)	$(89,153)

Net (loss) income per share - basic and diluted	(0.00)	(0.00)

Weighted Average shares outstanding - basic	44,400,000	37,000,000

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) AND THE SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD ENDED JUNE 30, 2007

	Preferred Stock		Common		Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value
Balance, December 31, 2006	0	$-	44,400,000	$44,400	$177,714	$79,759	$301,873

Net Loss for Period						(18,038)	(18,038)

Warrants issued for deferred offering costs					14,212		14,212
Warrants issued for debt discount in convertible debt offering					92,374		92,374

Balance, June 30, 2007	0	$-	44,400,000	$44,400	$284,300	$61,721	$390,421

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) AND THE SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED
JUNE 30, 2007 (AUDITED) AND JUNE 30, 2006 (UNAUDITED)

	Six Months Ended June 30,
	2007 (Audited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(18,038)	$(89,152)
Adjustments to reconcile net income (loss) to cash used in operating activities:

Change in deferred tax asset	(39,945)	(58,159)
Provision for doubtful accounts	42,500	–
Minority interest in subsidiaries	–	(24,999)
Depreciation	2,500
Amortization of debt discount	5,132	–
Amortization of deferred offering costs	4,295	–

Change in operating assets and liabilities:
Accounts receivable	(260,942)	(102,644)
Other assets	(141,667)	37,479
Income tax receivables/payable	5,772	(8,640)
Accounts payable and accrued expenses	159,310	148,128
Deferred revenue	(89)	24,834
Security deposit	(100)	(50)
Net cash provided by (used in) operating activities	$(241,272)	$(73,203)

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from note receivable	–	7,100
Purchase of fixed assets	(7,800)
Net cash provided by (used in) investing activities	$(7,800)	$7,100

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	625,000	–
Net cash provided by financing activities	$625,000	$–
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	375,927	(66,103)

CASH AND CASH EQUIVALENTS at beginning of period	264,113	311,967
CASH AND CASH EQUIVALENTS at end of period	$640,041	$245,864

Supplemental disclosure of cash flow information
Cash paid for:
Interest	–	–
Income Taxes	869	11,450

Supplemental schedule of non-cash investing and financing activities
Deferred offering warrant costs	14,212	–
Debt discount on convertible notes	92,374	–

See Accompanying Notes to Audited Consolidated Financial Statements

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

Note 1. The Company and Nature of Business

Formed in 1997, Future Now Group, Inc (formerly Future Now, Inc.) (the “Company”), through a proprietary methodology and supporting set of software tools (“MAP Tools), provides optimization services that help businesses improve their online marketing efforts thereby generating more sales, leads, and subscriptions. The framework that makes up the intellectual property, Persuasion Architecture®, delivers clients “blueprints” to plan, measure and improve their online sales and marketing initiatives.

Through a rights contribution, technical cooperation and non-compete agreement (the “Rights Agreement”) dated as of October 3, 2003, the Company contributed its MAP Tools to its then majority owned subsidiary, Intellectual Property Licensing Group, Inc. (formerly, Persuasion Architecture, Inc.) in return for 3,250,000 shares of IPLG. Through the Rights Agreement, the Company assigned and transferred to IPLG all right, title and interest in any patent rights. Technology, improvement patent and all intellectual property rights related to MAP Tools (all collectively, “Intellectual Property”). The Company intends to maintain all its Intellectual Property in IPLG and licensing and perform training through IPLG.

On December 29, 2006, the Company completed a share exchange with IPLG whereby an additional 7,400,000 of the Company’s Common Stock was issued and allocated proportionately to the then existing stockholders of IPLG. As a result of the transaction, IPLG became a 100% owned subsidiary. IPLG holds the intellectual property rights to MAP Tools and will hold further intellectual property improvements and new developments. It is the intention of the Company to handle all its licensing related activities out of IPLG.

Subsequent to the year ended December 31, 2006, Future Now, Inc. completed a reverse merger transaction with Future Now Group Inc. (“FNGI”), a publicly traded company listed on the over-the-counter bulletin board market under the symbol “FUTR”). In accordance with the closing of the reverse merger, FNGI issued 50,394,190 common shares to the stockholders, in exchange for the acquisition of all of the 5,448,021 issued and outstanding common shares of Future Now, Inc. on the basis of 9.25 common shares of FNGI for every one common share of the stock of Future Now, Inc.

The above transaction has been accounted for as a reverse merger (recapitalization) with Future Now, Inc. being deemed the accounting acquirer and Future Now Group Inc. being deemed the legal acquirer. Accordingly, all historical financial information presented in all future filings of Future Now Group Inc. since October 30, 2007 (the date of the reverse merger) will be that of Future Now, Inc.

The consolidated balance sheet and statement of changes in stockholders equity (deficit) have been revised to show the effect on the outstanding shares resulting from the reverse merger which occurred on October 30, 2007. The effect on the outstanding shares is based on the 9.25 common shares of FNGI for every one share of FNI’s common stock. In addition, where required all share amounts have been revised to reflect the 9.25 common shares of FNGI for every one share of FNI’s common stock.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of Future Now, Inc. and its wholly owned subsidiary IPLG. All inter-company balances and transactions have been eliminated in the consolidated financial statements.

Concentration of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term marketable securities, long-term investments and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits.

Property and Equipment

Property and equipment consists of office equipment and is stated at cost ($7,800) less accumulated depreciation ($2,500). Depreciation is determined by using the straight-line method over the estimated useful lives of the related assets, generally two to five years.

Revenue Recognition

The Company derives its revenue from the sale of products and services that it classifies into the following three categories: (1) professional services, including, custom & packaged consulting; (2) licensing, and (3) training and product sales. The Company has traditionally sold its services, products and licenses through customer referrals. The Company utilizes written contracts as the means to establish the terms and conditions upon which its products and services are sold to customers.

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition , and related interpretations, SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104 — Revenue Recognition . For arrangements outside the scope of SOP 97-2, the Company evaluates if multiple elements can be accounted for separately in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

Professional service revenues - Custom and Packaged Consulting Revenues

Because the Company provides its applications as services, it follows the provisions of SAB No. 104, Revenue Recognition, and SOP 97-2, Software Revenue Recognition. The Company recognizes revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

The Company recognizes revenue resulting from professional services sold with licensing offerings (generally considered to be at the time of, or within 45 days of, sale of the licensing offering) over the term of the related professional services contract as these services are considered to be inseparable from the licensing service, and the Company has not yet established objective and reliable evidence of fair value for the undelivered element. Since the Company cannot allocate a fair value to the various elements of its contracts based on vendor-specific objective evidence, the Company recognizes revenue in accordance with contract accounting under the percentage-of-completion method. The professional service component of the monthly payment project is recognized as the services are performed. The Company recognizes revenues resulting from professional services sold separately from the licensing services as those professional services are performed.

Licensing and training revenues

The Company derives its licensing revenue from selling software and methodology licenses to customers. The Company does not provide custom software development services or create tailored products to sell to specific customers. The software licenses are sold with certain post-contract services, installation and training. As such, the combination of these products and services represent a “multiple-element” arrangement for revenue recognition purposes. Since the Company cannot allocate a fair value to the various elements of its contracts based on vendor-specific objective evidence, the Company recognizes revenue in accordance with contract accounting under the percentage-of-completion method.

Product and content sales

The Company derives its product and content revenue from book and Internet downloadable product sales. Such sales are recognized at the point of sale.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash and cash equivalents are comprised of money market funds. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

The Company’s accounts receivable are derived from a large number of direct customers. Collateral is not required for accounts receivable. The Company maintains an allowance for potential credit losses as considered necessary. At June 30, 2007, the allowance for potential credit losses was $50,000. The Company performs ongoing reviews of all customers that have breached their payment terms or for whom information has become available indicating a risk of non-recoverability. The Company records an allowance for bad debts for specific customers identified as well as an allowance based on its historical collection experience. The Company’s evaluation of the allowance for potential credit losses requires the use of estimates and the actual results may differ from these estimates.

Deferred Revenues

Deferred revenues consist of billings or payments received in advance of revenue recognition for the Company’s professional services, licensing and training services described above and the Company recognizes them as revenue only when the revenue recognition criteria are met.

Software Development Costs

Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company determines technological feasibility when a working model has been completed. After technological feasibility is established, any additional costs are capitalized in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, until the product is available for general release. The Company has not capitalized any software development costs because technological feasibility has not been established for software being developed during the period ended June 30, 2007.

Cost of Revenues

The Company’s cost of revenues primarily consists of personnel associated with the Company’s professional services as well as network operations.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Income Taxes

The Company provides for income taxes using the asset and liability method. Under this method, current income tax expense or benefit is the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carry-forwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of future income tax assets is dependent upon the generation of sufficient future taxable income during the period in which the deferred tax assets are recoverable. Management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and whether a valuation allowance is required to reflect any uncertainty. Management has determined that no such valuation allowance was necessary as of June 30, 2007. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry-forwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. Tax rate changes are reflected in the computation of the income tax provision during the period such changes are enacted.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, income tax receivable, accounts payable and accrued expenses approximate their fair values due to the short term maturities of these financial instruments.

The fair value of the Company’s debt obligations approximates its carrying value as it is based on or about the current rates offered to the company for debt of the same maturities with similar collateral.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations , which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning July 1, 2009 and will apply prospectively to business combinations completed on or after that date.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 became effective for the Company beginning January 1, 2007. The Company is in the process of determining the effect, if any, the adoption of FIN No. 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157 (“SFAS No. 157”), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. The accounting provisions of SFAS No. 157 will be effective for the Company beginning January 1, 2008. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

Note 3. Investment in Unconsolidated Subsidiary

Alkemi International Pty Ltd Investment & Limited Term Licensing Agreement

On June 13, 2007, the Company entered in a licensing agreement, a stockholders agreement and a call option deed (all collectively, the “AIPL Agreements”) with Alkemi International Pty Ltd (“AIPL”). Under the AIPL Agreements, AIPL received a limited term exclusive licensing agreement (17 months) to resell and deliver the intellectual property of the Company in the Australian and New Zealand Territories and the Company would have a right to covert any monies owed per the Agreements from AIPL to ownership position in AIPL. On July 23, 2007, the Company delivered to AIPL notice to issue shares that totaled the outstanding balance due from AIPL as of June 13, 2007 to equity in AIPL (then amount was $82,000). A valuation opinion was obtained whereby the value of AIPL was set at $959,300 AUD (exchange rate 1.18619 or US$808,724) and as such the Company received an amount equal to $97,268 AUD or 159,897 shares of AIPL. The Company will continue to accrue monies owed from AIPL until a total of US$62,629 is due from AIPL. At such a time the amount will automatically be converted into additional shares of AIPL and the total ownership percentage at that time of AIPL by the Company will equal 15% of AIPL. Payments to the Company will then commence based upon the licensing agreement. The original agreement with AIPL began in 2004. This investment is being accounted for under the cost method.

Note 4. Private Placement

In the first quarter of 2007, pursuant to an investment subscription agreement and closing documents (the “Offering”), the Company offered for sale 10.5% convertible promissory notes (the “Notes”), convertible into shares of the Company’s common stock. In the offering the Company sold units consisting of $50,000 in Notes and seven-year warrants to purchase148,000 shares of the Company’s Common Stock, at an exercise price of $0.08 per share (the “Warrants”). The Notes shall be redeemed at the earlier of either (i) repayment from the sales escrow redemption feature (the “Redemption Feature”) or; (ii) three years from the date of issuance or; (iii) a financing transaction of at least $2,500,000 (the “Qualified Financing”), or (iv) the closing of a material acquisition of the Company, whether by merger, recapitalization, sale of assets or other similar material transaction (an “Acquisition”). At the Note holder’s option, all, or a portion of, the principal and accrued interest on the Notes may be converted into shares of the Company’s Common Stock along with a Qualified Financing or Acquisition. The number of shares into which the Notes are convertible will equal the quotient of the converted principal and interest divided by the lower of: (i) the price per share issued in a Qualified Financing or Acquisition, at a 20% discount, or (ii) $0.35. If the holder elects the conversion option the minimum number of shares each Unit will convert into is 142,311 shares of the Company’s Common Stock. As additional protection against repayment of the Notes, under the Redemption Feature, the Company will escrow three and one-half (3.5%) of its gross revenues in a separate bank account and pay-down the Notes, on a semi-annual basis, until such a time that the total principal has been repaid. Unless the Notes are fully paid off, the first payment under the Redemption Feature will be due within thirty(30) days of the first anniversary of the Notes and then on a semi-annual basis thereafter. The Company closed on $625,000 in face value of Notes prior to June 30, 2007. Prior to the Offering being closed on August 15, 2007, the Company closed on an additional $50,000 in face value of Notes.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

In connection with the issuance of the Notes, the Company issued an aggregate of 1,850,000 warrants. The fair value of the warrants were recorded as a debt discount in the amount of $92,374 based on their relative fair value to the total proceeds, which has been netted against the Notes on the Balance Sheet. The debt discount is being amortized over the life of the Notes. For the six months ended June 30, 2007, the Company recorded $5,132 in amortization expense for the debt discount. The unamortized balance of the debt discount as of June 30, 2007 was $87,242.

Along with the Offering, the Company has recorded deferred offering costs of $77,308 on the Balance Sheet. The amount consisted of $63,096 of cash expenditures as well as $14,212 equity costs related to the issuance of placement agent warrants to SIG. The Company is amortizing the offering costs over a three-year period and recorded amortization of $4,295 for the six months ended June 30, 2007.

Note 5. Stockholders’ Equity

Common Stock

The Company is authorized to issue up to 900,000,000 shares of common stock and 50,000,000 shares of preferred stock both with par value of $0.001. The Company had 44,400,000 shares of common stock issued and outstanding as of June 30, 2007. As part of the share exchange the Company entered into an escrow agreement with John Quarto-von Tivadar, its Chief Scientist whereby 1,935,248 shares of common stock were reserved for future issuance based upon certain annualized gross revenue achievements or a specified time period with the first time period of one year from the issuance date. As of June 30, 2007 no shares have been released under the escrow agreement.

Share Exchange between the Company and IPLG

On December 29, 2006, the Company completed the share exchange with its majority-owned subsidiary, IPLG and all the existing stockholders of IPLG. As part of the share exchange the stockholders of IPLG received on a pro-rata basis a total of 7,400,000 shares of the Company’s Common Stock for 100% of their IPLG Common or Preferred Stock then outstanding. As a result IPLG became a 100% owned subsidiary of the Company. As part of the share exchange the Company also entered into the escrow agreement description above.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Warrants

In connection with the Private Placement discussed in Note 4, the Company issued 1,702,000 stock purchase warrants with an exercise price of $0.75. Additionally, the Company was obligated to issue 26,190 placement agent stock purchase warrants to the placement agent on the Private Placement. These warrants will expire seven years from issuance and carry a $0.08 exercise price. Both sets of warrants can be exercised through a net settlement in shares of the Company’s common stock.

The following table sets forth the Company’s common stock warrant activity as of June 30, 2007:

	Warrants Outstanding	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term(years)
Balance at December 31, 2006	0	$0.00
Issued or obligated to be issued	1,944,25790	0.08
Exercised	0	0.00
Expired	0	0.00
Balance at June 30, 2007	1,944,257	0.08	7.0
Vested and expected to vest at June 30, 2007	1,944,257	0.08	7.0
Exercisable at June 30, 2007	1,944,257	0.08	7.0

No stock-based compensation expense related to warrants during the six months ended June 30, 2007 was recorded.

Note 6. Income Taxes

Income before income taxes consisted of the following:

	Six Months Ended June 30,
	2007	2006
Loss before income taxes	$(57,362)	$(145,399)

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2007

The components of the (provision) benefit for income taxes are as follows:

	Six Months Ended June 30,
	2006	2005
Current
Federal	-	-
State	(300)	(975)
Local and franchise	(321)	(938)
Total current tax provision	(621)	(1,913)

Deferred
Federal	34,952	50,889
State	4,993	7,270
Local and franchise	-	-
Total deferred tax benefit	39,945	58,159

Total tax benefit	$39,324	$56,246

June 30, 2007
Temporary differences:
Deferred Tax Assets:
Net operating loss carry-forward	45,918
Allowance for doubtful accounts	22,375
Less: valuation allowance	-
Net deferred tax assets	68,293

The Company had federal net operating loss carry forwards of approximately $128,768 as of June 30, 2007. The Company had state net operating loss carry forwards of approximately $124,434 as of June 30, 2007. The tax loss carry forwards are available to offset future taxable income with the federal and state carry forwards beginning to expire in 2019.

In 2007, net deferred tax assets increased by $39,945 primarily due to additional loss carry-forwards in 2007. The realization of the tax benefits is subject to the sufficiency of taxable income in future years. The combined deferred tax assets represent the amounts expected to be realized before expiration.

The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible profits. As a result of this analysis of all available evidence, both positive and negative, the Company concluded that it is more likely than not that its net deferred tax assets will ultimately be recovered and, accordingly, no valuation allowance was recorded as of June 30, 2007.

The difference between the expected income tax (expense) benefit and the actual tax (expense) benefit computed by using the Federal statutory rate of 35% is as follows:

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Six Months Ended June 30,
	2007	2006
Expected income tax benefit at statutory rate of 35%	$20,077	$50,889
State and local tax benefit, net of federal	8,891	10,625

Other:
Meals & Entertainment	(4,519)	(5,268)
Other	14,875	–
Income tax benefit	$39,324	$56,246

Note 7. Commitments and Contingenciesx

The Company leases its office facility on a month-to-month basis and has no other lease arrangements. The office facility lease includes a five-month notification clause to the landlord if the Company intends to vacate the property. On September 5, 2007, the Company notified the landlord that it will be vacating the property on or before January 31, 2008. Rent expense under the facility lease arrangements totaled $27,243 and $26,925 for the years ended June 30, 2007 and 2006.

Note 8. Related Party Transaction and Arrangements

Eisenberg Holdings, LLC (“EHI”)

EHI was established on September 22, 2003, and is presently owned 40% by Jeffrey Eisenberg, the CEO of the Company, 40% by Bryan Eisenberg, the Executive Vice President of the Company (both collectively, the “Eisenbergs”), and 10% by Esther Eisenberg. As of June 30, 2007, EHI held 36,681,883 shares of the Company’s Common Stock, that equates to an 82.6% basic, and 79.2% fully diluted ownership in the Company. EHI operates as a holding company for the Eisenberg’s investment portfolio as well as an operating entity for individual speaking and other publishing activities of the Eisenbergs. Along with the release of the Eisenbergs book, “Waiting for your Cat to Bark?” in 2006, the Company has recorded a non-recurring publishing and book promotion expense, net of book sales in the amount of $2,883 and $200,052 in other (income) expense for the six months ended June 30, 2007, and 2006 respectively.

Fintech Group LLC (“FTG”)

Pursuant to a service agreement dated 2/1/2005 (“Consulting Agreement”), as amended on April 26, 2006 (“Addendum I”), the Company entered into a financial services consulting agreement with FTG that included the payment of $5,000 per month for tax, accounting and other financial services and certain travel related expenses. FTG is owned by the chief financial officer of the Company. The Addendum I agreement cannot be terminated for the first year and then may be terminated by the Company or FTG with ninety days (90) notice. As of June 30, 2007, FTG was also the beneficial owner of 175,093 shares of the Company’s Common Stock. For the six months ended June 30, 2007 and 2006, under this agreement the Company paid $30,000, and $28,950 respectively. As part of the closing conditions of the reverse merger described in Note 9, the Company terminated the Consulting Agreement.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Future Now Capital Markets Group, Inc. (“FNCMGI”)

Pursuant to a strategic advisory agreement (“Structuring Agreement”) dated April 26, 2006, as amended on November 24, 2006, the Company entered into a consulting and financial structuring agreement with FNCMGI that included the payment of $5,000 per month for general investment banking services as part of the Company’s capital markets efforts. FNCMGI is 50% owned by the chief financial officer and 50% owned by Eisenberg Holdings, LLC. On May 1, 2007, the agreement was extended by the Company for an additional year. For the six months ended June 30, 2007 and 2006, the Company paid $30,000, and $1,395. As part of the closing conditions of the reverse merger described in Note 9, the Company terminated the Structuring Agreement.

FNCMGI also held a non-exclusive license (“License Agreement”) to the Company’s MAP Tools. The License Agreement was signed between FNCMGI and IPLG on February 1, 2005, and amended on June 30, 2007 (“Amendment”). Upon the initial execution of the License Agreement FNCMGI paid $50,000 for the license rights. The Company has been accreting into income the license fee over the life of the license (seven years). In connection with the Amendment, the Company has the right to terminate the Licensing Agreement and repay the $50,000 initially paid by FNCMGI. As part of the closing conditions of the reverse merger described in Note 9, the Company terminated the Licensing Agreement.

Note 9. Subsequent Events

Adoption of Stock Option Plan

On July 18, 2007, through written consent in lieu of a special meeting of the stockholders and the Board of Directors (the “Board”) of the Company, the 2007 stock incentive plan was adopted (the “Plan”). The Plan provides a maximum number of the Company’s common stock that may be issued there under, which amount shall be equal to no more than 20% of the outstanding common stock of the Company, determined on the first trading day of each fiscal year; and in the event of a merger or consolidation of the Company with another entity, the Board shall take all appropriate measures to ensure that the Plan shall be retained, recognized and implemented by the surviving corporation. Any stock or options granted under the plan shall be converted into stock of, or options to purchase stock of the surviving corporation. On July 18, 2007, the Board granted 5,337,250 options under the Plan to key employees and affiliated personnel (both, the “Grantees”). The options granted had an exercise price of $0.05 and were immediately vested. Effective as of August 23, 2007, the Grantees further agreed in writing that the exercise price would reset to the price of the stock on the day the above reverse merger was completed. As consideration for this adjustment, the Company will grant the Grantees additional options that represent 25% of the Grantees original option grants with the same terms and conditions.

FUTURE NOW GROUP INC. (FORMERLY FUTURE NOW, INC.) and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Option, Warrant Exercises and Note Conversion

On October 22, 2007, two Grantees exercised their stock options to purchase 2,363,893 shares of common stock of the Company. As part of this exercise, the Company received $120,000 worth of additional capital. Also related to the exercise, William Schloth, the Company’s Chief Financial Officer, and Howard Kaplan, the Company’s Chief Operating Officer, executed promissory notes in the amount of $75,000 and $25,000, respectively.

During October 2007, certain holders of the Company’s convertible debentures (the “Note Holders’), exercised the warrant certificates. The Note Holders received 1,110,000 common shares in the Company related to this exercise and the Company received $90,000 in additional capital. During this same period, one Note Holder converted his complete debenture in the amount of $200,000 in principal and $3,284 in accrued interest. Along with debenture conversion, the Note Holder received 582,750 shares of Common Stock of the Company.

Reverse Merger

On October 30, 2006, the Company completed a reverse merger transaction with Future Now Group Inc. (“FNGI”), a publicly traded company listed on the over-the-counter bulletin board market under the symbol “FUTR”). In accordance with the closing of the reverse merger, FNGI issued 50,394,190 common shares to the stockholders, in exchange for the acquisition of all of the 5,448,021 issued and outstanding common shares of Future Now, on the basis of 9.25 common shares of FNGI for every one common share of the Company’s stock. As a result of the exchange of the Company’s stock in exchange for FNGI’s stock, the Company became a wholly owned subsidiary of FNGI and existing management of the Company took control of all operations of FNGI and the Board of Directors. Mr. Gordon Samson, the former President of FNGI resigned, and a new Board was elected which consists of Jeffrey and Bryan Eisenberg, and William Schloth.

FUTURE NOW GROUP INC.
CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF DECEMBER 31, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,559,486
Accounts receivable, net	268,187
Other current assets	9,600
TOTAL CURRENT ASSETS	1,837,273

Fixed assets, net	15,800
Investment in unconsolidated subsidiary, at cost	82,000
Deferred offering costs, net	500,446
Deferred tax asset	203,348
Security deposits an other assets	41,051
Prepaid interest	403,333
TOTAL ASSETS	$3,083,251

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$271,967
Deferred revenue	7,600
Income tax payable	551
TOTAL CURRENT LIABILITIES	280,118

Convertible debentures, net of discount	1,310,329
TOTAL LIABILITIES	1,590,447

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	-
Subscription receivable	(95,000)
Common stock, $.001 par value, 900,000,000 shares authorized, 71,242,191 shares issued and outstanding	71,242
Additional paid-in capital	2,516,548
Retained earnings	(999,986)
TOTAL STOCKHOLDERS' EQUITY	1,492,804
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,083,251

The Accompanying Notes Are an Integral Part of these Consolidated Financial Statements

FUTURE NOW GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS AND SIX MONTHS ENDED
DECEMBER 31, 2007 AND 2006

	Three Months Ended December 31,		Six Months Ended December 31,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Custom Consulting	$248,350	$119,936	$505,636	$236,851
Productized consulting	162,287	120,634	379,517	366,434
Licensing and training	22,262	33,879	65,708	115,194
Product and content sales	11,695	31,616	20,290	80,386
Total Revenues	444,594	306,065	971,151	798,865

Cost of Revenues	165,320	117,187	349,314	234,989
Gross Profit	279,274	188,878	621,837	563,876

Operating expenses:
Marketing and sales	53,459	11,101	99,619	16,949
Stock based compensation	5,480	0	324,127	0
General and administrative	740,018	279,752	1,149,723	440,715
Total operating expenses	798,957	290,853	1,573,469	457,664

Net operating income (loss)	(519,683)	(101,975)	(951,632)	106,212

Other (income) expenses
Interest (income) expense	174,329	(806)	200,002	(794)
Amortization	71,454	0	78,654	0
Other expense (income)	(1,890)	0	184	(815)
Realized capital gains	0	0	(35,326)	0
Publishing and book promotion(net of sales)	1,580	68,811	1,580	(160,054)
Total other expenses (income)	245,473	68,005	245,094	(161,663)

Income (loss) before taxes	(765,156)	(169,980)	(1,196,726)	267,876
Income tax provision (benefit)	(176,051)	(98,679)	(135,019)	107,956

Net loss	$(589,105)	$(71,300)	$(1,061,707)	$159,920

Net (loss) income per share - basic and diluted	$(0.01)	$0.00	$(0.02)	$0.00

Weighted number of shares outstanding - basic and diluted	63,410,874	37,164,444	53,749,509	37,080,874

The Accompanying Notes Are an Integral Part of these Consolidated Financial Statements

FUTURE NOW GROUP INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(UNAUDITED)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007

	Preferred Stock		Common		Paid-In Capital	Sub Rec'd	Retained Earnings (Deficit)	Stockholders' Equity
	Shares	Par Value	Shares	Par Value
Balance, June 30, 2007	-	$-	44,400,000	$44,400	$284,300	$-	$61,721	$390,421

Issuance of stock options	-	-			318,647			318,647
Issuance of additional placement agent warrants	-	-			1,137			1,137
Issuance of Warrants with Convertible Debt	-	-			7,426			7,426
Conversion of convertible note	-	-	582,750	$583	199,417			200,000
Exercise of warrants	-	-	1,110,000	$1,110	88,890			90,000
Exercise of stock options	-	-	2,363,893	$2,364	112,636	(95,000)		20,000
Recapitalization due to reverse merger	-	-	22,785,548	$22,786	(22,786)		-	(0)
Issuance of placement agent warrants	-	-			308,315			308,315
Issuance of stock options	-	-			5,480			5,480
Issuance of warrants with Convertible Debt	-	-			1,213,086			1,213,086
	-	-	0	0	0			0
Net Loss for Period	-	-					(1,061,707)	(1,061,707)
	-	-
Balance, December 31, 2007	0	$-	71,242,191	$71,242	$2,516,548	$(95,000)	$(999,986)	$1,492,804

The Accompanying Notes Are an Integral Part of these Consolidated Financial Statements

FUTURE NOW GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007 AND 2006

	Six Months Ended Dec. 31, Unaudited
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,061,707)	$159,920
Adjustments to reconcile net income (loss) to cash used in operating activities:

Change in deferred tax asset	(135,054)	(106,632)
Provision for doubtful accounts	-	(7,500)
Stock based compensation	324,127	-
Minority interest in subsidiaries	-	219,919
Amortization of prepaid interest	36,666	-
Amortization of debt discount	143,083	-
Amortization of deferred offering costs	78,654	-
Issuance of stock option	0	-

Change in operating assets and liabilities:
Accounts receivable	54,255	137,103
Other current assets	(9,600)	(3,382)
Deferred offering costs	(86,635)	-
Income tax receivables/payable	8,032	(20,188)
Accounts payable and accrued expenses	59,779	(359,774)
Deferred licensing fees	(33,334)
Deferred revenue	(20,000)	2,677
Security deposit	(38,320)	(5,588)
Net cash provided by (used in) operating activities	$(680,054)	$16,555

CASH FLOW FROM INVESTING ACTIVITIES:
Other investments	-	3,399
Leasehold improvements	(10,500)	-
Net cash provided by (used in) investing activities	$(10,500)	$3,399

CASH FLOW FROM FINANCING ACTIVITIES:
Dividend payments	0	(1,705)
Proceeds from stock option exercises	20,000	-
Proceeds from warrant exercises	90,000	-
Proceeds from issuance of convertible debentures	1,500,000	-
Net cash provided by (used in) financing activities	$1,610,000	$(1,705)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	919,446	18,249

CASH AND CASH EQUIVALENTS at beginning of period	640,041	245,864
CASH AND CASH EQUIVALENTS at end of period	$1,559,487	$264,113

Supplemental disclosure of cash flow information
Cash paid for:
Interest	$20,252	-
Income Taxes	-	$15,400

Supplemental schedule of non-cash investing and financing activities
Deferred offering warrant costs	308,315	-
Debt discount on convertible notes	92,374	-
Conversion of convertible debt	200,000	-
Proceed from promissory notes issued for option purchases	95,000	-
Prepaid interest and deferred offering withheld from gross proceeds from the issuance of convertible debentures	550,000	-

The Accompanying Notes Are an Integral Part of these Consolidated Financial Statements

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
AS OF DECEMBER 31, 2007

NOTE 1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Future Now Group Inc. (the “Company” or “Future Now”), have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-QSB and Rule 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period ended December 31, 2007 are not necessarily indicative of the results that may be expected for the calendar year ending June 30, 2008.

History

From the Company’s inception on January 23, 2006, through October 30, 2007, the Company was not engaged in significant operations other than organizational activities, acquiring and staking the Company’s properties, preparing the registration statements covering the Company’s securities and planning Phase 1 of the exploration work on the Fir property. The Fir property is twenty-one cell mineral claims covering an area totaling 433.24 hectares located in the Kamloops Mining Division in south central British Columbia, approximately 35 kilometers south of Kamloops, B.C. On May 11, 2007, the Company announced that it had abandoned this property determining that the claim did not cover enough ground to host a viable exploration target. The Company then abandoned its previous business plan and focused on the identification of suitable businesses with which to enter into a business opportunity or business combination.

Share Exchange with Future Now Inc.

On October 30, 2007, the Company entered into a share exchange agreement with Future Now Inc., a privately held Delaware corporation, and the shareholders of Future Now Inc. The closing of the transactions contemplated in the share exchange agreement and the acquisition of all of the issued and outstanding shares of common stock of Future Now Inc. occurred on October 30, 2007. In accordance with the closing of the share exchange, the Company issued 50,394,191 shares of its common stock to the shareholders of Future Now Inc., in exchange for all of the issued and outstanding shares of common stock of Future Now Inc., on the basis of one share of the Company’s common stock for one share of common stock of Future Now Inc.

The consolidated statement of changes in stockholders equity (deficit) have been revised show the effect on the outstanding shares resulting from the reverse merger which occurred on October 30, 2007. The effect on the outstanding shares is based on the 9.25 common shares of FNGI for every one share of FNI’s common stock. In addition, where required all share amounts have been revised to reflect the 9.25 common shares of FNGI for every one share of FNI’s common stock.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

The Company had 71,242,191 shares of common stock issued and outstanding as of October 30, 2007 as a result of the issuance of 50,394,191 shares of common stock in connection with the closing of the share exchange and the concurrent cancellation of 32,000,000 shares of common stock owned by former directors of the Company. As of the closing date of the share exchange, the former shareholders of Future Now Inc. held approximately 70.74% of the Company’s issued and outstanding shares of common stock. The issuance of the 50,394,191 shares of common stock to the former shareholders of Future Now Inc. was deemed to be a reverse acquisition for accounting purposes. Accordingly, Future Now Inc., the accounting acquirer entity, is regarded as the Company’s predecessor entity as of October 30, 2007. As a result of the exchange of the Future Now Inc. stock in exchange for the Company’s stock, Future Now Inc. became the Company’s wholly owned subsidiary. The Company will continue to file annual and quarterly reports based upon its fiscal year end of June 30. As of the closing date of the share exchange, the Company is engaged in the business of Future Now Inc., providing optimization services that help businesses improve their online marketing to generate more sales, leads and subscriptions.

NOTE 2. CONVERTIBLE DEBENTURES WITH WARRANTS

Bridge Convertible Notes

Between the period from March 1, 2005 through August 15, 2007, pursuant to an investment subscription agreement and closing documents, Future Now Inc. sold $675,000 in face value of 10.5% convertible promissory notes, convertible into shares of Future Now Inc.’s common stock (the “Offering”). Each $50,000 in notes included the issuance of seven-year warrants to purchase 148,000 shares of Future Now Inc.’s common stock, or like security issued in a qualified financing or acquisition, at an exercise price of $0.08 per share. The notes are redeemable at the earlier of either (i) repayment from the sales escrow redemption feature (the “Redemption Feature”); (ii) three years from the date of issuance; (iii) a financing transaction of at least $2,500,000 (the “Qualified Financing”); or (iv) the closing of a material acquisition of Future Now Inc., whether by merger, recapitalization, sale of assets or other similar material transaction (an “Acquisition”). At the note holders’ option, all, or a portion of, the principal and accrued interest on the notes may be converted into shares of the Future Now Inc.’s common stock along with a Qualified Financing or Acquisition. The number of shares into which the notes are convertible will equal the quotient of the converted principal and interest divided by the lower of (i) the price per share issued in a Qualified Financing or Acquisition, at a 20% discount, or (ii) $0.35. If the holder elects the conversion option, the minimum number of shares of common stock each warrant will convert into is 142,311. As additional protection against repayment of the notes, under the Redemption Feature, the Company will escrow three and one-half (3.5%) percent of its gross revenues in a separate bank account and pay down the notes, on a semi-annual basis, until such time as the total principal has been repaid (“Redemption Escrow”). Unless the notes are fully paid off, the first payment under the Redemption Feature will be due within thirty (“30”) days of the first anniversary of the notes, and then on a semi-annual basis thereafter. The notes were issued with warrants having expiration dates seven-years from issuance. The investors were granted an aggregate of 1,998,000 warrants to purchase shares of the Future Now Inc.’s common stock at an exercise price of $0.08 per share. Prior to the share exchange, $200,000 of the face amount of the notes and 1,110,000 warrants were converted into Future Now Inc.’s common stock.

As part of the share exchange, the unconverted notes and warrants were assumed by the Company. For amendments to the registration rights and conversion price of the notes and warrants, the note holders received new warrants, with the same terms, equal to 100% of their unconverted warrants. The only amendment to the note holders’ registration rights was to grant the Company’s new investors in the New Financing (described below), the first right of registration in front of the existing note holders.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

As of December 31, 2007, the principal balance of the bridge convertible notes was $422,325, net of $52,675 of unamortized debt discount.

Share Exchange Convertible Notes

Immediately following the closing of the share exchange, the Company entered into two convertible note agreements, a securities purchase agreement, four warrant agreements, and a pledge and security agreement (collectively, the “Financing Agreements”), by and between the Company and two purchasers named therein. The Financing Agreements provide for the offering by the Company to the purchasers of $2,000,000 (the “New Financing”) in 11% secured convertible notes maturing on the second anniversary of the closing date of the New Financing. Interest on the notes was prepaid.

The notes will convert into shares of the Company’s common stock, at the option of the Company, at the conversion price. The conversion price is equal to the lowest of (a) the Fixed Conversion Price (as defined below), (b) the Lowest Fixed Conversion Price (as defined below), and (c) the Default Conversion Price (as defined below). The “Fixed Conversion Price” is $0.35 per share. The “Lowest Fixed Conversion Price” is the lowest of any new transaction price from any subsequent financing. The “Default Conversion Price,” applicable only after and during events of default, is the amount equal to 70% of the three lowest closing prices during the 20 days prior to a notice of conversion.

The Company will have the right to prepay all or part of the outstanding principal on the notes by giving the purchasers advance written notice of 10 trading days. The prepayment amount will be 115% of the prepaid principal during year one and 125% of the prepaid principal during year two.

Beginning on the first trading day of the sixth full month after the closing of the New Financing and on the first day of each month thereafter, the notes will be repaid in an amount equal to 5% of the principal amount of the notes. Prior to the effective date of a registration statement covering the shares of common stock issued in connection with the New Financing, such amount shall be paid in cash at 120% of the principal amount due. After the effective date, the amount shall be paid either in cash at 115% of the principal amount due or at the option of the Company, in shares of common stock at the lesser of the Fixed Conversion Price or 80% of the average of the closing bid prices of the common stock for the five trading days prior to the monthly payment date. The Company’s right to make payment in shares of its common stock is subject to a 4.99% conversion cap. The purchasers, in their sole discretion, can defer any or all monthly payments to any subsequent month.

The purchaser received (a) warrants to purchase shares of the Company’s common stock, equal to 50% of the issue date conversion shares exercisable at $0.35, and (b) warrants to purchase 50% of the issue date conversion shares exercisable at $0.50. 2,380,943 and 2,389,943 warrants were issued at $0.35 and $0.50, respectively. The warrant prices are subject to adjustment if there is a subsequent financing with a lower price. The expiration date will be the last day of the month in which the fifth anniversary of the effective date of a registration statement occurs. Warrant shares are to be included in the registration statement. Additionally, there is a cashless exercise right if the effective date has not occurred by the first anniversary of issuance or if the registration statement is no longer effective during any time when the warrants are still outstanding.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

Additionally, the Company must file a registration statement to cover the purchasers’ interest shares of common stock, warrants and 200% of the number of shares of common stock equal to all of the shares issued or issuable on conversion of the notes and compensation stock no later than 60 days from the closing date of the New Financing and shall have a registration statement declared effective no later than 120 days from the closing date. Upon default of the above the Company shall pay, as penalties, to the purchasers 2% per month, in cash, of the principal amount of the notes for each 30-day period until the registration statement is filed or declared effective, as the case may be.

The purchasers agreed not to convert its notes or exercise warrants, and the Company will not be permitted to issue shares as interest, upon a payment date or pursuant to a mandatory conversion, to the extent such conversion, exercise or issuance would result in the purchasers’ beneficial ownership of more than 4.99% of the outstanding shares of common stock of the Company at that time. The Company will be authorized to rely on the purchasers’ representations as to the net amount of such purchasers’ holdings at the time of conversion or exercise. This limit will not apply under certain circumstances.

As of December 31, 2007, the principal balance of the share exchange convertible notes was $888,004, net of $1,111,996 of unamortized discount.

NOTE 3. STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue up to 900,000,000 shares of common stock and 5,000,000 shares of preferred stock both with par value of $0.001. The Company had 71,242,191 shares of common stock issued and outstanding as of December 31, 2007.

Prior to the closing of the share exchange, the Company’s Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) exercised stock options of 1,850,000 and 513,893, respectively. The Company received proceeds from the CFO and COO of $90,000 and $25,000, respectively, from the exercise. In connection with the option exercises, on October 22, 2007, the CFO and COO executed non-interest bearing promissory notes in the amount of $70,000 and $25,000, respectively. If not sooner paid, all outstanding principal shall be paid to the Company on the earlier of (a) date of termination from employment of the CFO and/or COO, or (b) two years from the date of the notes. The notes may be prepaid, in whole, or from time to time, in part, at anytime, without premium or penalty. The notes are secured by the CFO and COO’s total outstanding stock options. No sale, transfer or assignment of said stock options can be made without the express written consent of the Company’s CEO. The notes have been reflected as a deduction from equity in the December 31, 2007 balance sheet.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

NOTE 4. STOCK BASED COMPENSATION

On July 18, 2007, through written consent in lieu of a special meeting of the stockholders and the Board of Directors (the “Board”) of Future Now Inc., the 2007 stock incentive plan was adopted (the “Plan”). As part of the share exchange the Plan was assumed by the Company. The Plan provides a maximum number of shares of the Company’s common stock that may be issued thereunder, which amount shall be equal to no more than 25% of the outstanding common stock of the Company, determined on the first trading day of each fiscal year. On July 18, 2007, the Board granted 5,337,250 options under the Plan to key employees and affiliated personnel (both, the “Grantees”). The options granted had an exercise price of $0.05 and were immediately vested. On September 15, 2007, the Board granted an additional 2,208,438 options to Grantees. The options had an exercise price of $0.06 and were immediately vested. Through written agreements, the Grantees further agreed in writing that the exercise price would reset to the price of the stock on the day the share exchange was completed. As consideration for this amendment and as a result of the recapitalization of the Company due to the reverse acquisition, the Company granted the Grantees additional options that represented 25% of the Grantees’ original option grants with the same terms and conditions upon the closing of the share exchange. During the quarter ended September 30, 2007, Future Now, Inc. recorded compensation expense of $318,647.

On October 31, 2007, the Board granted the newly hired Vice President of Marketing 462,500 stock options with an exercise price of $0.35 and which vest over four years in 25% installments. During the quarter ended December 31, 2007, the Company recorded compensation for the vested component of new option grants in an amount of $5,480.

For the six months ended December 31, 2007, the Company recorded total stock based compensation expense of $324,127.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards and warrant issuances. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

•
Estimated volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate each year during the expected life of the award. The Company’s estimated volatility is an average of the historical volatility of peer entities whose stock prices were publicly available. The Company’s calculation of estimated volatility is based on historical stock prices of these peer entities over a period equal to the expected life of the awards. The Company uses the historical volatility of peer entities due to the lack of sufficient historical data of its stock price;

•
The expected term represents the period of time that awards granted are expected to be outstanding and is currently the average of the contractual term and the vesting period. With the passage of time, actual behavioral patterns surrounding the expected term will replace the current methodology; and

•
The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. An increase in the risk-free interest rate would result in an increase to the Company’s stock-based compensation expense.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

Current stock option and warrant pricing assumptions:

	For Six Months Ended December 31,
	2007	2006
Expected volatility	115%	-
Expected dividends	-	-
Risk-free rate of return (weighted average)	4.25%	-

As of December 31, 2007, the following weighted average assumptions were used in the fair market value calculation.

	Shares*	Weighted Average Exercise Price*
Stock Options
Outstanding at beginning of year	0
Granted	8,751,527		$0.35
Exercised (**)	2,363,893		$0.05
Forfeited	-
Outstanding at end of period	6,387,634		$0.35

Options exercisable at December, 31 2007	5,944,405	$
Shares available for future grant	8,766,313
Weighted-average fair value of options granted during period at the shares’ fair value	$0.35

Warrants
Outstanding at beginning of year	2,258,489
Issued	7,434,204		$0.35
Exercised**	(1,110,000)		$0.08
Forfeited	-
Outstanding at end of period	8,582,693		$0.39

Warrants exercisable at December, 31 2007	8,582,693	$
Shares available for future grant	8,766,313

*	Reflected at of the 9.25 share exchange ratio whereby one share of Future Now Inc. converted in 9.25 shares of Future Now Group Inc.

**	Exercised prior to the share exchange of October 30, 2007.

FUTURE NOW GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
AS OF DECEMBER 31, 2007

NOTE 5. TAXES

The Company has made estimated adjustments to its income taxes based upon the losses or income for the period being measured. Reference should be made to other Audited Financial Statements of the Company for further information.

During the three months ended December 31, 2007, the Company’s net deferred asset increased by $43,406 due to increased net operating losses for the period.

NOTE 6. SUBSEQUENT EVENTS

On February 1, 2008, the Board of Directors granted an aggregate of 60,000 stock options at an exercise price of $0.50 to two of the Company’s advisory board members and one consultant. The options fully vest in one year from the date of issuance. Also on February 1, 2008, the Board of Directors granted an additional 212,000 stock options to officers and employees of the Company. The exercise price was set at $0.50 and the options vest over a four-year period at the rate of 25% per year.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered through this prospectus. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov, which contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Future Now Group Inc.
Galleria Building, 61 Unquowa Rd.
Fairfield, CT 06824
Attention: William E. Schloth
Chief Financial Officer
(877) 643-7244

Until 40 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$2,527,200

FUTURE NOW GROUP INC.

5,054,400
Shares
of
Common Stock

PROSPECTUS

April 29, 2008